  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 2000

                          REGISTRATION NO. 333-95775
                          --------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                          PRE-EFFECTIVE AMENDMENT #3
                                  TO FORM S-3
                                      ON
                                   FORM SB-2

                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                       INFORMATION ANALYSIS INCORPORATED
             (Exact name of small business issuer in its charter)

          VIRGINIA                        7372                    54-1167364
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

          11240 WAPLES MILL ROAD, SUITE 400, FAIRFAX, VIRGINIA 22030
                                (703) 383-3000
         (Address and telephone number of principal executive offices)
         -------------------------------------------------------------

                             MR. RICHARD S. DEROSE
          11240 WAPLES MILL ROAD, SUITE 400, FAIRFAX, VIRGINIA 22030
                                (703) 383-3000
           (Name, address and telephone number of agent for service)
           ---------------------------------------------------------

                                  COPIES TO:

                             MARK J. WISHNER, ESQ.
                MINTZ, LEVIN, COHN, FERRIS, GLOVSKY & POPEO, PC
       ONE FOUNTAIN SQUARE, 11911 FREEDOM DRIVE, RESTON, VIRGINIA 20190
                           TELEPHONE: (703) 464-4808
                           FACSIMILE: (703) 464-4895
                           -------------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                       Proposed      Proposed
                                        maximum       maximum
                                       offering      aggregate
Securities to be     Amount to be      price per     offering     Registration
registered            registered       share (1)     price (1)         fee
--------------------------------------------------------------------------------

Common Stock         4,515,000 (2)       $0.50     $2,257,500.00   $247.51 (3)
--------------------------------------------------------------------------------

(1) The proposed maximum offering price per share is an estimate used only for the purpose of calculating the proposed maximum offering price and for determining the amount of the registration fee we must pay to the Securities and Exchange Commission. The proposed maximum aggregate offering price is the sum of the number of shares to be registered multiplied by the proposed maximum offering price. The estimated price is based upon the average of the high and low sales prices of our common stock quoted on the OTC Bulletin Board on September 13, 2000.

(2) The total number of shares to be registered consists of 2,550,000 issued and outstanding shares of common stock, 1,525,000 shares of common stock issuable upon exercise of warrants to acquire common stock and 440,000 shares issuable upon exercise of options to acquire common stock.

(3) The amount of registration fee is calculated by multiplying the proposed maximum aggregate offering price by $0.000264 and then taking the product less $348.57, which represents the filing fee we previously paid when we filed our Form S-3 on January 31, 2000.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 13, 2000

                                  PROSPECTUS

                               -----------------
                                 THE RESALE OF
                       4,515,000 SHARES OF COMMON STOCK
                               -----------------

This prospectus relates to the public offering, which is not being underwritten, of up to 4,515,000 shares of our common stock by the selling shareholders identified in this prospectus on pages 9 and 10. Of the 4,515,000 shares we are registering, 2,550,000 of were issued in connection with a private placement that took place in December of 1999 and 1,525,000 shares are issuable upon exercise of warrants that were issued in connection with the December 1999 private placement. 1,277,000 of the warrants are exercisable at $1.00 per share. 250,000 of the warrants are exercisable at $0.73 per share. Of the remaining 440,000 shares, 100,000 shares are issuable to one of our employees as compensation. The remaining 340,000 shares were issued to five of our creditors. Those creditors have agreed to accept shares in partial satisfaction of the obligations we have to them.

The prices at which the selling shareholders may sell the shares will be determined by the prevailing market prices for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our shares are traded on the OTC Bulletin Board under the symbol IAIC. On September 13, 2000, the last sale price for our common stock as reported by the OTC Bulletin Board, was $0.50 per share.

The mailing address and telephone number of our principal executive offices is 11240 Waples Mill Road, Suite 400, Fairfax, Virginia 22030, (703) 383-3000.

Investing in the common stock involves risks. See "Risk Factors" beginning on page 5

--------------------------------------------------------------------------------
    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It's illegal to tell you otherwise.

--------------------------------------------------------------------------------

We will amend and complete the information in this prospectus. Our selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               TABLE OF CONTENTS

                                                                                               Page
Prospectus Summary..............................................................................  1
Selected Financial Data.........................................................................  4
3 Item 3.  Risk Factors.........................................................................  5
Where You Can Find More Information About Us....................................................  8
Item 4.   Use of Proceeds.......................................................................  9
Item 5.   Determination of Offering Price.......................................................  9
Item 6.   Dilution..............................................................................  9
Item 7.   Selling Shareholders..................................................................  9
Item 8.   Plan of Distribution.................................................................. 11
Item 9.   Legal Proceedings..................................................................... 12
Item 10.  Directors, Executive Officers, Promoters & Control Persons............................ 12
Item 11.  Principal Shareholders................................................................ 14
Item 12.  Description of Securities............................................................. 15
Item 13.  Interest of Named Experts and Counsel................................................. 16
Item 14.  Disclosure of Commission Position on Indemnification for Securities Act............... 16
Item 15.  Organization with Last Five Years..................................................... 16
Item 16.  Description of Business............................................................... 17
Item 17.  Management's Discussion and Analysis.................................................. 22
Item 18.  Description of Property............................................................... 26
Item 19.  Certain Relationships and Related Transactions........................................ 26
Item 20.  Market for Our Common Stock........................................................... 26
Item 21.  Executive Compensation................................................................ 27
Item 22.  Financial Statements.................................................................. 28
Item 23.  Changes and Disagreements with Accountants on Accounting and Financial Disclosure..... 28
Index to Consolidated Financial Statements...................................................... 29

Part II
Item 24.  Indemnification Provisions............................................................ 30
Item 25.  Other Expenses of Issuance and Distribution........................................... 30
Item 26.  Recent Sales of Unregistered Securities............................................... 31
Item 27.  Exhibits.............................................................................. 31
Item 28.  Undertakings.......................................................................... 31

                              PROSPECTUS SUMMARY
                       INFORMATION ANALYSIS INCORPORATED

--------------------------------------------------------------------------------
This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements.

You should read and carefully consider the entire prospectus before making a decision to invest in our stock.
--------------------------------------------------------------------------------

Information Analysis Incorporated

We are a Virginia corporation and were organized in 1979. We develop computer system application software and offer related software support and assistance services that help the people who use the software. One of our primary product lines, known as conversion software, converts older versions of computer software into newer, updated software programs. We redesign old computer and software systems into newer more efficient and capable computer and software systems. The redesigning process is called information system reengineering. We help our clients integrate their different computer systems into one functional system that operates with greater efficiency and effectiveness. The integrating of several models of computers and their software is known as systems integration.

Our Business

In 1996, we began a concentrated effort to improve the system and services we provided to our clients to fix their impending year 2000 software problems. The year 2000 software problem is commonly called the Y2K computer software conversion problem and deals with the potential computer system failure that might have occurred due to a specific technical computer programming oversight that occurred in pre-2000 software programs. Our software fixed problems that exist in some of those outdated computer systems. Because of the extraordinary anticipated demand associated with the Year 2000 problem, the majority of our business resources were aimed at solving this problem for our clients. With the passing of January 1, 2000, these services are no longer relevant to our business future.

Recently, our business shifted away from Year 2000 computer solutions. We moved our focus back to products and services that provide a full range of software conversion updates, information system reengineering, and computer systems integration of older systems into more advanced and up to date systems for both commercial and government clients. We have successfully completed a variety of projects including:

     . developing or improving products that work to improve Internet based, World Wide Web computer projects
     . platform migration, which means to change the information in one computer into a form that a newer computer can understand and use
     .    computer system re-engineering
     .    computer and software system conversions
     .    computer software application testing

We also design, create, and automate computer system products that process information, collect data into databases, collate data, and distribute that data through the Internet. We specialize in creating solutions that make profitable use of an organization's investment in its currently existing legacy systems. Legacy systems are computer systems which have been in place for an extended time and are considered to be outdated and unable to function effectively with new software products and needs of the computer system users. We modernize the tools that computers use to connect to the Internet. Our personnel are able to create Internet computer software applications that operate on stand-alone personal computers. Our products help our clients legacy systems to communicate with more up to date computers and software and to communicate with other computers on the internet.

Our Products

We have developed a set of computer software tools to meet our clients needs in upgrading and updating their aging computers and software. These products are called Integrated CONversion Solutions, or ICONS, and Automated Transition Workbench, or ATW. These tools are used to assist a computer programmer to convert old, outdated computer information into new computer systems or computer languages. ICONS can be used effectively with a variety of older computer system products and languages.

ICONS enhances our ability to provide hardware and software system updating services to clients that seek to change older computer systems from legacy systems to current computer systems. The products we offer can update current computer languages. Computer languages are the very most basic form of how computer software works. We update databases on several different sizes of computers from the largest mainframe sized to smaller midrange power and size to smaller client servers which are the smallest collections of individual computers. We also update intranet systems. Intranet systems are a small grouping of computers that are connected together. Our products also work well with internet platforms. Internet platforms are computers that are hooked together with other computers over a connection to the Internet.

Our products and services updates typically include software and hardware updates, preparing clients to use the new systems, and software redeveloping services. Apart from computer system services, we provide temporary employees on a contract basis for companies who expect to have peak demand times where extra staff will be needed. We can provide candidate screening and evaluation to assist our clients in finding new computer knowledgeable employees.

The Offering

As of September 13, 2000, we had 9,581,473 shares of our common stock outstanding. This offering is comprised of securities offered by selling shareholders only. Although we have agreed to pay all offering expenses, which are estimated to be approximately $21,195.98, we will not receive any proceeds from the sale of these securities.

Other expenses, like selling commissions and fees for legal counsel, directly related to the individual selling shareholders will be paid by the selling shareholders. We are registering these shares as part the agreements we made in connection with specific transactions. We have been advised that each selling shareholder expects to offer his, her or its shares to or through brokers and dealers to be selected by the selling shareholder. In addition, the shares may be offered for sale through the over-the-counter market, through a market maker, in one or more private transactions, or a combination of any methods of sale.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholder listed in this prospectus on pages 9 and 10 are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

SELECTED FINANCIAL DATA

The selected financial data presented on the next page as of June 30, 2000 have been derived from our financial statements, which have been audited by Rubino & McGeehin, Chtd., our independent certified public accountants. Their report for the two years ended December 31, 1999 is included elsewhere in this prospectus.

The statement of operations for the six months ended June 30, 2000 and the balance sheet as of June 30, 2000, are unaudited and, in our opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of results to be expected for any future period.

You should read the selected financial data presented below with the financial statements and related notes and with "Management's Discussion and Analysis," which are included elsewhere in this prospectus.

                      Summary Consolidated Financial Data
          (expressed in thousands of dollars, except per share data)

                                                                                                               Six Months
                                                                                                                  Ended
                                                                  Year Ended December 31,                        June 30,
                                                   1995         1996       1997        1998      1999         1999       2000
                                                   ----         ----       ----        ----      ----         ----       ----
                                                                                                          (unaudited)
Consolidated Statements
  of Operation Data:
Total sales................................    $   15,697  $   11,219  $    8,081  $   15,332  $    9,586  $    6,041  $    3,236
Total operating expenses...................        15,694      11,432       9,680      21,342      11,602       6,726       3,227
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) from operations..............             3        (213)     (1,599)     (6,010)     (2,016)       (685)          9

Write-downs of capitalized software
costs......................................            --          --          --      (3,084)     (1,978)         --          --
Other income (expense), net................          (103)        (23)        116          70        (130)        (72)         (7)
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before income taxes..........          (100)       (236)     (1,483)     (9,024)     (4,124)       (757)          2
Provision for income taxes.................           (26)        (77)         74          --          --          --          --
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------

Net income (loss)..........................    $      (74) $     (159) $   (1,557) $   (9,024) $   (4,124) $     (757) $        2
                                               ==========  ==========  ==========  ==========  ==========  ==========  ==========

Net income (loss) per common share:
Basic......................................    $    (0.02) $    (0.04) $    (0.28) $    (1.35) $    (0.59) $    (0.11) $       --
Diluted....................................    $    (0.02) $    (0.04) $    (0.28) $    (1.35) $    (0.59) $    (0.11) $       --
Weighted average common shares
Outstanding:
Basic......................................     4,203,777   4,214,034   5,649,688   6,665,321   6,988,336   6,906,667   9,508,508
Diluted....................................     4,203,477   4,214,034   5,649,668   6,665,321   6,988,336   6,906,667   9,808,201

                                                                                             As of June 30,
                                                                                                  2000
                                                                                                           As
                                                                                                           --
                                                                                            Actual     Adjusted
                                                                                            ------     --------
Consolidated Balance Sheet Data:
Cash and cash equivalents...........................................................            96        1,533
Working capital.....................................................................          (522)         915
Total assets........................................................................         2,693        4,130
Total shareholders' equity..........................................................           266        1,703

The difference between June 30, 2000 actual and adjusted figures reflects the sale, as part of our 1999 private placement, of warrants for 1,275,000 shares of common stock at a price of $1.00 per share and, warrants for 250,000 shares of common stock at a price of $0.73 per share, after deducting the underwriting discount and the estimated offering expenses that we will pay.

ITEM 3. RISK FACTORS

PLEASE CONSIDER THE FOLLOWING RISK FACTORS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK

An investment in our common stock offered by this prospectus involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase the shares of common stock. The risks described below are not the only ones that we face.

Any of the following factors could adversely affect our business, financial condition or results of operations. The trading price of our common stock could, in turn, decline and you could lose all or part of your investment.

Our shift in business focus may not be successful and if not successful may have a negative impact on our business. We have shifted our business focus back from sales of our software conversion product to remedy the Year 2000 problem to the development of application software and offering related services including software conversion, information systems reengineering, and systems integration. There can be no assurance that our products and services will re-establish themselves in the market and grow. If we are unsuccessful in shifting our business focus, it will have a negative impact on our business. Because we have recently refocused our business strategy, our business projections may not be accurate and our plans may not be successful. We expect to obtain a substantial majority of our total revenue and net income from sales of our refocused products and services in the future. Continued growth of our business will depend upon several factors, including demand for our services, our ability to develop new technology to meet the changing requirements of our customers, technological change and competitive pressures.

We have yet to realize any income from our new business direction, which may have a negative impact on our business' ability to be profitable. If our sales revenues remain at current levels, we believe that we may continue to incur operating losses as our expenses increase. As a result, our future profitability is likely to depend upon the successful implementation of our business strategy, which relies significantly upon the growth of our business. Without income and profitability, our business may fail and our common stock will be worthless.

We have a negative current net worth and may continue to incur future losses, which may have a negative effect on our stock value. We have a negative current net worth and have been incurring losses on our business operations for the past several years. We are not currently able to satisfy our obligations and require additional working capital. Operating results may be affected by factors beyond our control. These factors include the state of the economy, business conditions in general and the other factors discussed in this prospectus. It is possible that our negative current net worth could continue and have a negative effect on the value of our stock to our shareholders.

If our losses should continue, it will have a negative effect on our business. For the fiscal year ended December 31, 1999, we incurred a loss of $4,124,636 on revenues of $9,585,772. These losses are primarily the result of lower than expected demand for our services and technology in the Year 2000 remediation market combined with our making a large investment and commitment in that market. We may continue to incur operating losses. If we do continue to incur operating losses, our business may suffer and our stock may become worthless.

We need to effectively manage our changing and expanding operations to be successful. Our goal is to grow our business. If achieved, this growth may place a significant strain on our business resources, which have been reduced as a result of our recent losses. To manage this growth effectively, we may need to implement additional management information systems capabilities, further develop our operating, administrative, financial and accounting systems and controls, improve coordination among accounting, finance, marketing and operations and hire and train additional personnel. We may not successfully implement our expansion program and may need to scale back our operations and our projections. We cannot be certain that our management will be able to successfully identify, manage and take advantage of existing and potential market opportunities. If we are unable to manage changing and expanding operations, our business may suffer and our stock may become worthless.

We have several large potential contracts that are being negotiated, but if we do not finalize any of these contracts, it could have a negative effect on our revenue, operations and business strategy. We may be forced to curtail operations and revise our business projections and strategy if these contracts do not become finalized.

The success of our business depends to a large extent upon the efforts of our officers and management personnel. If we fail to attract, assimilate or retain highly qualified managerial and technical personnel our business could be negatively affected. Our performance is substantially dependent on the performance of our executive officers and key employees who must be knowledgeable and experienced. We are also dependent on our ability to retain and motivate high quality personnel, especially management and highly skilled technical teams. The loss of the services of any executive officers or key employees could have a negative effect on our business. Our future success also depends on the continuing ability to identify, hire, train and retain other highly qualified managerial and technical personnel. Competition for competent and talented personnel is intense. If we fail to identify, hire, train and retain highly qualified managerial and technical personnel, our business may suffer. A loss of any member of our management team would require us to seek a replacement and reestablish the personal contacts lost.

We do business in a market that is highly competitive, and we expect competition to intensify in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could harm our net revenue and results of operations. We may not be able to compete with current and potential competitors, many of whom have longer operating histories, greater name recognition, larger, more established customer bases and significantly greater financial, technical, and marketing resources. Also, some of our competitors provide or have the ability to provide the same range of services we offer. Also, competitors may compete directly with us by adopting a similar business model or through the acquisition of companies which can provide complementary products or services. Our failure to compete effectively in our markets would have a negative effect on our business and ultimately the market value of our stock.

The computer industry in general, and the market for our application software in particular, is characterized by rapidly changing technology, frequent new technology introductions, and significant competition. In order to keep pace with this rapidly changing market environment, we must continually develop and incorporate into our services new technological advances and features desired by the marketplace at acceptable prices. The successful development and commercialization of new services and technology involves many risks, including the identification of new opportunities, timely completion of the development process, the control and recovery of development and production costs and acceptance by customers of our products. There can be no assurance that we will be successful in identifying, developing and marketing new service and technology, or that these services and technology will be accepted in the marketplace. If we are unsuccessful in adapting our business to rapid technological change, our business will suffer.

The computer industry is highly cyclical and has historically experienced periodic downturns. The cyclical nature of the computer industry is beyond our control. As an example, we experienced a substantial reduction in demand for Year 2000 computer solutions. A similar decrease in demand for our new applications and related services could materially adversely affect our business and products. If a downturn occurs, we may have to curtail our operations and revise our business strategy, all of which may make our stock worthless.

Our success depends in part on our ability to obtain and maintain proprietary protection for our technologies, products, and processes, and our ability to operate without infringing the proprietary rights of other parties. We may not be able to obtain copyright, patent or other protection for our proprietary technologies or for the processes developed by our employees. Legal standards relating to intellectual property rights in computer software are still developing and this area of the law is evolving with new technologies. Any copyrights, patents or other registrations may not sufficiently protect us against competitors with similar technology. In addition, our intellectual property rights may be challenged, narrowed, invalidated or circumvented. Our intellectual property rights do not guarantee any competitive advantage. Because our success in part relies upon our technologies, if proper protection is not available or can be circumvented, our business will suffer.

We may have to initiate litigation to enforce our intellectual property rights, which may have a negative effect on our ability to compete in the marketplace. If our competitors file patent applications covering technology that we employ, we may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject us to significant liabilities to third parties and require us to cease using the technology or to license the disputed rights from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all. The cost to us of any litigation or proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of litigation more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of any intellectual property litigation could have a negative effect on our ability to compete in the marketplace.

Since there is a limited market for our common stock, the resale of the common stock covered by this prospectus may depress the price of our stock. There can be no assurance that a broader market for our common stock will develop subsequent to this offering. Failure of such a market to develop could have a negative effect on the liquidity of the common stock and, therefore, on an investment in the shares. This would significantly increase the risks of an investment in us. Our common stock is quoted on the OTC Bulletin Board. In view of the relatively small supply of shares eligible for public resale, trading has been limited. Selling our shares is more difficult because smaller quantities of shares are bought and sold and security analysts' and news media's coverage about us is limited. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares.

Approximately 47% of our common stock will be available for resale which could depress the market price. As of the date of this prospectus, there are 9,581,473 outstanding shares of common stock. The trading market for our common stock may be adversely affected by the subsequent influx into the market of the 4,515,000, shares of common stock being registered for resale in this prospectus, as well as additional shares issuable upon the exercise of other outstanding options and warrants which we may in the future register for resale under the Securities Act of 1933. This increase in the number of shares available for public sale could have a depressive effect on the market. In addition, sales of substantial numbers of the common stock covered by this Prospectus into the existing inter-dealer market could have a depressive effect on the market price of our common stock. While we cannot predict the impact of the public resale into the market of any of these shares on the public trading price of our common stock, sales of substantial amounts of our shares or the availability of substantial amounts of our common stock for sale could lower market prices.

Since we are not currently a profitable business, we will have a need for additional financing; our failure to raise additional money may have a negative effect on our business plans. Our failure to obtain additional financing could materially slow or prevent our development of products and services to meet our clients needs and our ability to increase sales or achieve and sustain profitability. While we have been successful to date in raising sufficient money to support our business, there can be no assurance that additional financing will be available on satisfactory terms or at all. If we are unable to increase revenues significantly and/or secure additional financing, we could be forced to curtail or discontinue our operations.

If we obtain additional financing through more sales of our stock, shareholders' investments may be worth less. We may be required or may choose to sell equity securities to obtain financing in the future including the sale of preferred stock to the selling security holders. If we sell additional equity securities at a price per share less than the purchase price at which the shares of common stock are offered, investors purchasing common stock in this offering would incur additional dilution. As a result, shareholders' investments may be worth less than they may have anticipated.

CAUTIONARY STATEMENT CONCERNING FORWARDING-LOOKING STATEMENTS

Some discussions in this prospectus may contain forward-looking statements that involve risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus that address future activities, events or developments, including things like future revenues, product development, market acceptance, responses from competitors, capital expenditures, including their amount and nature, business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of our business and operations, plans, references to future success and other matters, are forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other criteria relevant in the circumstances.

Whether actual results will conform to our expectations and predictions, however, is subject to a number of risks and uncertainties that may cause actual results to differ materially, including the risks and uncertainties discussed in this prospectus; general economic, market or business conditions; the opportunities or lack of opportunities that may be presented to and pursued by us; competitive actions by other companies; changes in laws or regulations; and other circumstances, many of which are beyond our control. Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2, of which this prospectus is a part, under the Securities Act specifically to register the shares of common stock offered. This prospectus does not contain all of the information included in the registration statement. This prospectus does, however, include all material provisions of any document to which the prospectus refers if the document is filed as an exhibit to the registration statement, but it may not contain all the provisions. You should refer to the copies of these documents filed as exhibits to the registration statement with the Securities and Exchange Commission for a more complete understanding of the matter involved.

We are subject to the informational requirements of the Exchange Act and file reports, proxy statements and other information with the Securities and Exchange Commission. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information about us. The address of the Securities and Exchange Commission website is http://www.sec.gov.

Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024 of the Securities and Exchange Commission's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of these materials can also be obtained by mail at prearranged rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330.

ITEM 4. USE OF PROCEEDS

We will not receive any proceeds upon the sale of shares by the selling shareholders. However, this prospectus relates to the sale of up to 1,525,000 shares of our common stock that may be issued if the outstanding warrants held by selling shareholders are exercised. In the event all of these warrants are exercised, we will receive proceeds of $1,457,500. Those proceeds, if received, will be used for working capital to support our business.

ITEM 5. DETERMINATION OF OFFERING PRICE

The selling shareholders will be able to determine the price at which they sell their common stock.

ITEM 6. DILUTION

We are not registering any unissued shares in this registration statement.

ITEM 7. SELLING SHAREHOLDERS

The following table lists the beneficial ownership of our common stock by the selling shareholders as of the effective date of this registration statement, the number of shares of common stock covered by this prospectus, and includes:

           .    the names of the selling shareholders
           .    the number of shares of common stock that each selling
                shareholder owns, assuming the exercise of all warrants and options
           .    the percentage of all outstanding shares of common stock that ownership represents
           .    the number of shares of common stock owned by each selling shareholder that may be offered for sale from time to time by this prospectus
           .    the number of shares of common stock owned assuming the sale of all shares covered by this prospectus and the percentage of all outstanding shares of common stock that ownership represents

The shares may be offered by the selling shareholders or by others whom receive shares as a gift or through another non-sale related transfer. We may amend or supplement this prospectus from time to time to update the information provided in the table.

Except as otherwise noted below, during the past three years no selling shareholder has been an officer, director or affiliate of ours, nor has any selling shareholder had any material relationship with us during that period. The shares of common stock being offered by our selling shareholders are being registered to permit public secondary trading, and the selling shareholders may offer all or part of their shares for resale from time to time. However, the selling shareholders are under no obligation to either

     .   exercise their options and/or warrants, or
     . if exercised, to sell all or any portion of the shares of common stock received upon exercise immediately.

Because the selling shareholders may sell all or a portion of their shares of common stock, no estimate can be given about the number of shares of common stock that will be held by any selling shareholder upon termination of this offering. As a result, the table below assumes

     . the exercise of the selling shareholders' warrants and options, even if not yet vested, and
     . the sale of all shares of common stock by the selling shareholders immediately following the date of this prospectus.

Except for the shares offered by Gerald Parsons and the shares issued to our creditors, the shares offered by the selling shareholders are those obtained in connection with our December private placement and issuable upon exercise of warrants to purchase shares issued to the selling shareholders in connection with our December private placement. The form of the warrants is filed as
Exhibit 99.1 to the Registration Statement of which this prospectus is a part. The shares offered by Gerald Parsons are issuable to him at his option as of February 1, 2000.

The calculation of percentage ownership for each listed selling shareholder is based upon the number of shares of common stock issued and outstanding at September 13, 2000, plus the shares of common stock offered by the selling shareholders, which are issuable upon exercise of the warrants, or in the case of Gerald Parsons, plus the shares he is entitled to but have not been issued to him. The shares owned prior to the offering by each selling shareholder, other than Gerald Parsons, includes the warrants. The number and percentage of shares owned after the offering assumes all shares offered are sold to unaffiliated third parties. A percentage ownership of less than one percent is indicated by an asterisk.

                                      Shares                                         Shares
                                  Owned Prior to           Number of              Owned After
                                   Offering (1)           Shares Being            Offering (2)
                                   ------------                                  -------------
Selling Shareholder             Number      Percent          Offered          Number      Percent
-------------------             ------      -------          -------          ------      -------
Joseph Kalb                      93,500        *              75,000          18,500        *
Harry Binder                    338,000        3.49          300,000          38,000        *
Alexander Zeltzer               150,000        1.56          150,000               0        *
Lev Paukman                     300,000        3.10          300,000               0        *
Raoul Biniaurishvill             75,000        *              75,000               0        *
Irina Benaur                     75,000        *              75,000               0        *
Eugene Khavinson                150,000        1.56          150,000               0        *
Roman Shlossberg                 75,000        *              75,000               0        *
Howard Bernstein                150,000        1.56          150,000               0        *

Gregory Lipkin                   75,000        *              75,000               0         *
Fernando Giancola               150,000        1.56          150,000               0         *
Steve Weintraub                  75,000        *              75,000               0         *
Michael Pento                    87,500        *              77,500          10,000         *
Henry Grinberg                  150,000        1.56          150,000               0         *
Leon Rubakhim                    75,000        *              75,000               0         *
B&J Realty, LLC                 150,000        1.56          150,000               0         *
Traditions, LP                1,500,000       14.88        1,500,000               0         *
SCI Partnership                  99,000        1.02           99,000               0         *
C. Barry Zolot                  392,300        4.06          225,000         167,300         1.75
David Gitlin                     49,500        *              49,500               0         *
Green Mountain Group, LLC        99,000        1.02           99,000               0         *
Gerald Parsons                  110,000        1.15          100,000          10,000         *
Brendan Dawson                   20,000        *              20,000               0         *
Cornell Technical Services      100,000        1.04%         100,000               0         *
Financial Technologies          100,000        1.04%         100,000               0         *
Jetform Corporation             100,000        1.04%         100,000               0         *
Comarco                          20,000        *              20,000               0         *

ITEM 8. PLAN OF DISTRIBUTION

The 4,515,000 shares of common stock covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of us in making decisions related to the timing, manner and size of each sale of the common stock offered. The selling shareholders may sell the shares offered through the OTC Bulletin Board or some other mechanism.

The shares may be offered at prices related to our then current market price or in negotiated transactions, including as part of an underwritten offering or one or a combination of the following methods:

           . purchases by a broker-dealer as a principal and the resale by the broker or dealer for our account in connection with this prospectus
           . ordinary brokerage transactions and transactions in which a broker solicits purchasers
           . block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as a principal to facilitate the transaction.

We have agreed to use diligent efforts to maintain the effectiveness of the registration of the shares being offered under this Registration Statement until the expiration date of the warrants (December 31, 2004). Maintaining the effectiveness may be for a shorter period which will terminate when all of our shares issued or issuable upon exercise of the warrants have been registered under the 1933 Act and disposed of as provide for an effective Registration Statement under the 1933 Act.

Hedging Transactions The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell our common stock short and deliver the shares offered to close out their short positions. The selling shareholders also may enter into option or other transactions with broker-dealer or other financial institutions. These transactions may require the delivery of shares offered to broker- dealers or other financial institution, who may resell the shares according to this prospectus, as supplemented or amended to reflect those transactions. The selling shareholders also may pledge the shares offered under this prospectus to a broker-dealer or other financial institution. If a default occurs under the pledge, the broker-dealer or other financial institution may initiate sales of the pledged shares according to this prospectus, as supplemented or amended to reflect those transactions. In addition, any shares offered that qualify for sale according to Rule 144 may be sold under Rule 144 rather than under this prospectus.

Broker-Dealer Transactions Any broker-dealer participating as an agent in the sale of the shares offered may receive commissions from the selling shareholders, and, if acting as agent for the purchaser of shares, from that purchaser. Usual and customary brokerage fees will be paid by the selling shareholders. Broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share. To the extent a broker- dealer is unable to sell all of the shares allotted, it may purchase as principal any unsold shares at the price required to fulfill the broker- dealer commitment to the selling shareholders. Broker-dealers who acquire shares as principal may resell those shares from time to time in transactions in the over-the-counter market, in negotiated transactions or by a combination of these methods of sale. These resales may be at market prices prevailing at the time of sale or at negotiated prices. Broker-dealers may pay to or receive commissions from the purchasers of these shares.

Regulation M We have advised the selling shareholders that the anti-manipulation of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. We will make copies of this prospectus available to the selling shareholders and we have informed them of the need for delivery of copies of this prospectus to purchasers on or prior to sales of the shares offered. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against specific liabilities, including liabilities arising under the Securities Act. If any broker-dealers purchase shares as principal, commissions paid or any discounts or concessions allowed to any broker-dealers, and any profits received on the resale of the shares, may be considered to be underwriting discounts and commissions under the Securities Act. In order to comply with the securities laws of certain states, the common stock will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is met. We cannot guarantee that the selling shareholders will sell all or any of the shares of common stock offered under this prospectus.

ITEM 9. LEGAL PROCEEDINGS

We are not a party to any pending litigation and none is contemplated or threatened.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following table presents information about each of our directors and executive officers.

          NAME              AGE          POSITION                DIRECTOR SINCE
          ----              ---          --------                --------------
     Sandor Rosenberg       53     Chairman of the Board and        1979
                                   President
     Richard DeRose         62     Executive Vice President
     Stanley A. Reese       43     Senior Vice President
     James D. Wester        62     Director                         1985
     Bonnie K. Wachtel      44     Director                         1992
     Charles A. May, Jr.    63     Director                         1997

Directors serve until the next annual meeting of shareholders or until successors have been elected and qualified. Officers serve at the discretion of the Board of Directors.

Sandor Rosenberg, 53, has been President and Chairman of the Board since 1979. Mr. Rosenberg holds a B.S. degree in Aerospace Engineering from Rensselear Polytechnic Institute, and has done graduate studies in Operations Research at George Washington University.

Richard S. DeRose, 62, has been Executive Vice President since 1991. From 1979 to 1991 he served as the President and Chief Executive Officer for DHD, Inc. Mr. DeRose holds a B.S. degree in Science from the U.S. Naval Academy and an M.S. degree in Computer Systems Management from the U.S. Naval Post Graduate School, Monterey. Mr. DeRose has been involved in computer and telecommunications industry for the past 30 years.

Stanley A. Reese, 43, joined Information Analysis Incorporated in 1993. Mr. Reese has been Senior vice President since 1997 and Chief Operating Officer since march 1999. From 1992 to 1993 he served as Vice President, Technical Services at Tomco Systems, Inc. Prior to Tomco Systems, he served as Senior Program Manager at ICF Information Technology, Inc. Mr. Reese has over 17 years experience managing and marketing in the large scale mainframe marketplace.

James D. Wester, 62, has been a Director since 1985. He has been a computer services marketing consultant for more than 15 years. Since 1984, he has been president of Results, Inc. Mr. Wester obtained a B.M.E. degree from Auburn University and an M.B.A. from George Washington University.

Bonnie K. Wachtel, 44, has been a Director since 1992. Since 1984, she has served as vice president and general counsel of Wachtel & Co., Inc., investment bankers in Washington, D.C. Ms. Wachtel holds B.A. and M.B.A. degrees from the University of Chicago and a J.D. from the University of Virginia. She is a director of Integral Systems, Inc., a provider of computer systems and software for the satellite communications market; SSE Telecom, Inc., a satellite equipment manufacturer; and VSE Corporation, a provider of technical services to the federal government.

Charles A. May, Jr., 63, is a consultant focusing on national security and defense conversion issues. In 1992, he retired as a Lt. General from the Air Force where he last served as Assistant Vice Chief of Staff, Headquarters US Air Force, Washington, D.C. He is a graduate of the U.S. Air Force Academy, where he once served as an Associate Professor of Political Science. General May has also graduated from the NATO Defense College and has completed the University of Pittsburgh's Management Program for Executives.

As of the date of this prospectus, there have been no family relationships among the directors and executive officers. No director, executive officer, promoter or control person has been involved in any legal proceedings during the past five years that are material to an evaluation of the ability or integrity of that director, person nominated to become a director, executive officer, promoter or control person of Information Analysis Incorporated.

None of the individuals listed in this Item 10 has had a bankruptcy petition filed by or against any business of which that person was a general partner or executive officer either at the time of the bankruptcy, if any, or within two years prior to that time.

No director, executive officer, promoter or control person was or has been convicted in a criminal proceeding or is subject to a pending criminal proceeding or subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, borrowing, or limiting his or her involvement in any type of business, securities or banking activities.

No director, executive officer, promoter or control person has been found by a court of competent jurisdiction in a civil action to have violated federal or state securities or commodities law.

ITEM 11. PRINCIPAL SHAREHOLDERS

The following table presents the beneficial ownership of our common stock as of September 13, 2000, for:

     . each person known by us to beneficially own more than 5% of our common stock

     .    each of our directors

     .    each of our named executive officers

     .    all of our directors and officers as a group

The following conditions apply to all of the following tables:

     . except as otherwise noted, the named beneficial owners have direct ownership of the stock and have sole voting and investment power associated with the shares shown

     . the class listed as "common" includes the shares of common stock underlying our options and warrants

     . an asterisk in the percentage of class column means the percentage is equal to less than 1% of the outstanding share of common stock

     . the address of all beneficial owners is care of our executive offices, except for the following shareholders:

               . Ms. Wachtel, whose address of record is 1101 14th St. NW, Washington, DC 20001

               . Kenneth Parsons, whose address of record is 4318 Pennbrooke Court, West River, MD 20764

               . Traditions LP, whose address of record is 1717 Main Street, Suite 2500, Dallas, TX 75201.

NAME AND ADDRESS OF                        SHARES BENEFICIALLY
BENEFICIAL OWNER                                         OWNED     % OF CLASS
--------------------------------------------------------------------------------

Sandor Rosenberg, Chairman,
     Chief Executive Officer, and Director           1,902,800        19.9%
Richard S. DeRose, Executive Vice President            215,900         2.2%
Stanley A. Reese, Senior Vice President                134,750         1.4%
Charles A. May, Jr., Director                           16,000            *
Bonnie K. Wachtel, Director                            112,800         1.2%
James D. Wester, Director                              383,500         3.9%
Kenneth Parsons                                        712,500         6.9%
Traditions LP                                        1,500,000        14.9%
All directors and executive officers as a group      2,765,750        27.1%

The table that follows is a breakdown of the amount of underlying common stock the listed holders have the right to acquire within 60 days from options and warrants. This underlying common stock has been included as part of the "shares beneficially owned" listed in the previous table.

                      Total Equity and Underlying
Holder                      Rights to Equity               Type of Security        Common Stock
-------------------- ------------------------------------ ---------------------- -------------------
Richard S. DeRose                215,900                       Options              167,900

Stanley A. Reese                 134,750                       Options              128,750

Charles A. May                    16,000                       Options               16,000

Bonnie K. Wachtel                112,800                       Options               13,000

James D. Wester                  383,500                       Options              185,000
                                                              Warrants              108,000

Kenneth Parsons                  712,500                       Options              712,500

Traditions, LP                 1,500,000                      Warrants              500,000

There currently are no arrangements that may result in a change of ownership or control of us.

ITEM 12. DESCRIPTION OF SECURITIES

COMMON STOCK

The following is a summary of specific rights and provisions of the shares of our common stock. This summary includes all of the material rights and provisions of these shares.

Authorization. We are authorized to issue 30,000,000 shares of common stock of which 9,581,473 shares were issued and outstanding as of September 13, 2000. All shares of common stock now outstanding are fully paid for and non-assessable.

Dividend Rights. The holders of common stock are entitled to receive dividends and other distributions as and when declared by our board of directors out of the assets and available funds. We have not paid any cash dividends to date, and have no intention to pay any cash dividends on our common stock in the predictable future. The declaration and payment of dividends is subject to the discretion of our Board of Directors and to certain limitations imposed by the Virginia corporate laws. The timing, amount and form of dividends, if any, will depend, in part, on our results of operations, financial condition, cash requirements and other issues considered significant by Board of Directors.

Voting Rights. The holders of common stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting. Our business is controlled by our board of directors. This board is elected by a majority vote of the shareholders and bylaws have been adopted for our guidance and control. Amendments to the bylaws can be made by majority vote of the board of directors. The vote of the holders of a majority of the outstanding shares of the voting stock of the common stock is required for mergers, consolidations or other similar transactions.

Liquidation Rights. Upon the voluntary or involuntary dissolution, liquidation, or winding up of our business affairs, the holders of common will receive the remainder of ours assets, if any, after

     .   the payment in full of our debts and other liabilities

     .   the payment of dividends due to the holders of preferred stock

     .   the distribution of assets to the holders of preferred stock

The directors, at their discretion, may authorize and issue debt obligations, whether or not subordinated, without prior approval of the shareholders. The issuance of debt obligations may reduce the liquidation value of the shares of common stock.

Preemptive Rights. Owners of our common stock do not have the preemptive right to purchase additional shares offered by us in the future. That is, we may sell additional shares of common stock to particular shareholders or to non-shareholders without first offering shares to current shareholders.

Redemption.  We do not have the discretionary right to redeem our common stock.

ITEM 13. INTEREST OF NAMED EXPERTS AND COUNSEL.

Not applicable.

ITEM 14. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.

The Amended and Restated Certificate of Incorporation and By-Laws contain provisions eliminating the personal liability of a director to us and our shareholders for particular breaches of his or her fiduciary duty of care as a director. These provisions, however, do not eliminate or limit the personal liability of a director for:

     .   any breach of a director's duty of loyalty to us or our shareholders

     . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

     . any transaction from which the director derived an improper personal benefit

These provisions offer persons who serve on our board of directors protection against awards of monetary damages resulting from breaches of their duty of care, except as indicated above, including grossly negligent business decisions made in connection with takeover proposals. As a result of these provisions, our ability or that of our shareholders to prosecute an action against a director for a breach of his duty of care has been limited. These provisions, however, do not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission has taken the position that these provisions will have no effect on claims arising under the federal securities laws.

ITEM 15. ORGANIZATION WITHIN LAST FIVE YEARS.

To the best of our knowledge, we are not a party to any transaction or proposed transaction where any director or executive officer, shareholder, or immediate family member is an interested party or has a direct or indirect material interest.

ITEM 16. DESCRIPTION OF BUSINESS.

OVERVIEW

Founded in 1979, Information Analysis Incorporated is in the business of modernizing client computer information systems. Since our beginning, we have performed software development and conversion projects for over 100 commercial and government clients including Computer Sciences Corporation, IBM, Computer Associates, MCI, Sprint, Citibank, U.S. Customs Service, U.S. Department of Agriculture, U.S. Department of Energy, U.S. Army, U.S. Air Force, Veterans Administration, and the Federal Deposit Insurance Corporation. Today, we primarily apply our technology, services and experience to moving information from larger and older computer systems, called legacy systems, into newer systems and modernizing outdated software and to developing Internet based programs.

Conversion and Modernization The conversion and modernization market is extremely complex and diverse because clients often have multiple computer systems that were purchased over decades of time and operate on several different generations of computer software. Systems are often pieced together over time and software that operates well on one type of computer system will not work well on another. These patch-work systems present a wide variety of challenges to integrate all of the computers and software.

In the early 1990's, many organizations tried to convert or re-engineer their legacy systems to the personal computer based systems that most companies are using today. These personal computer based systems, when connected into a network, are known as client server systems. Many of these attempts failed because the technology for client servers lacked sufficient performance and capacity. The available software languages and tools were not well enough developed to be capable of operating effectively with the newer systems.

By the mid 1990's, organizations did establish technology to work more effectively with some of their newer computer systems. The benefits of the new technologies were limited because of the substantial cost in replacing older systems. Even today many legacy systems remain in use because of the enormous cost to replace or improve these systems.

Currently, the options available to modernize these older systems are many. There is an abundance of software that can communicate between legacy and personal computer systems. New software development languages also allow users to store information and retrieve information from legacy databases. Finally, the arrival of the internet and intranet technology offers a different approach at collecting and processing large volumes of user information including transactions.

Now that Year 2000 projects are completed, companies are being compelled for various reasons to address the upgrading of their legacy systems. The Year 2000 experience has impressed on them the difficulty of finding and retaining staff with outdated technical skills, much of which are practiced by senior programmers in their fifties. Older computer hardware platforms such as Unisys and Honeywell are reaching the end of their usefulness, and older programming and data base languages are poorly supported by the companies that originally sold these systems and software. Maintenance costs are skyrocketing in an attempt to continue to support systems before the useful lives of its hardware and software expire. In addition, the Internet has added a new level of pressure to compete in the computer areas electronic marketplace with their business rivals. The next ten years should see an upsurge of movement and change as organizations revamp their older legacy systems.

Internet Solution Market The internet/web solutions market is the fastest growing segment of the computer consulting business as individuals, small companies, large companies, and governmental agencies rush to establish a presence on the Internet. The range of products and services involved in this sector is extensive and therefore, require some specialization for a small company such as ours to make an impact. Most small web companies are involved in building web-sites. Web sites are like small reserved places on the Internet where companies and individuals can have people see information. Web-sites typically provide many small duration projects. More complex web projects generally require knowledge of clients' computer and software systems which are often based on different types of large mainframe or smaller mid sized- computers. Few small companies have the expertise to develop these more sophisticated web applications. However, these types of applications will be more prominent in the future as the web is better understood and this will be the area that future business will grow the most.

The commercial and government sectors of the market can be quite different in their requirements on the Internet. Generally, companies are interested in cataloging and selling items on the Internet. In contrast, government agencies tend to wish to disseminate data to the citizens the government agency is intended to represent. There is some overlap in uses when web applications are designed for procurement transactions or customer relations. What distinguishes the government requirements is that most government processes are based on forms. Many government agencies rely on thousands of internal and external forms to conduct their business. Any company that wishes to develop governmental web applications must address the forms issue. JetForm, the electronic forms product resold and supported by us is the predominant forms software in the federal government.

DESCRIPTION OF BUSINESS AND STRATEGY

We are currently structured to provide three business lines:

     . conversion and modernization of mainframe legacy software systems group,

     .   Internet application development, our e-processes group and

     .   outsourcing of professional services.

Each business group has been established as a separate profit and loss center, responsible for expanding revenues and capabilities for their particular markets. In reality, there is some overlap in personnel for projects that require specific skills that another group may have. Clients who have engaged us to convert a legacy system from one computer language to another, or one computer system to another will often also need our services to connect their computers to the Internet.

In the cases where the client needs our conversion products and services as well as our Internet services, the conversion groups and e-process groups will collaborate to achieve a workable solution. Additionally, there will be times when clients need the outsourcing group to provide a pool of skilled talent and recruiting services to a project where the conversion group or the e-process group have worked out new systems for the client.

Conversion and Modernization

Since the mid 1990's, we have assisted clients in the move from older computer languages generally associated with legacy computer systems to more modern languages used with current-day computer systems. In updating their legacy systems to comply with Year 2000 dates issues, many organizations became aware of the evolving obsolescence of these systems and are now beginning to spend money on their system modernization. In addition, as part of this modernization many organizations wish to make it technically possible to connect these legacy systems to Internet applications. Our strategy has been to develop or acquire tools that will facilitate the modernization process and demonstrate how we provide unique offerings in the marketplace.

Our Products. We have developed a series of computer tools called ICONS, which stands for Integrated CONversion Solutions. These tools, used with our production methods, enhance a programmer's ability to convert older computer code to new computer languages. ICONS can be used with several of the older computer languages. ICONS will facilitate our ability to provide systems modernization services to companies that seek to move from mainframe legacy systems to modern computer systems

ICONS represents the culmination of over 15 years of our computer language transition engineering experience and research. Automated functions and features include:

     .   Computer code analysis and creation of the necessary database

     .   Analysis of all components of the original systems computer code

     .   Flexible computer code conversions

     .   Full-purpose computer code editing

     . User interface conversion, which are the systems which allow the computer user to interact with the computer in a way that is easier for the user to understand.

Employing the ICONS tool suite gives us a significant advantage over traditional methods used to convert legacy systems. With ICONS, a programmer can achieve productivity levels five-fold or more over a programmer using traditional methods and achieve an accuracy level up to 95% for portions that are run through the ICONS tools.

The ICONS Methodology. Just as important as the ICONS tool set is the ICONS methodology that we have developed through experience over the last 15 years. A conversion project is very different from standard software development and maintenance practiced by most programmers. The ICONS tools rely on careful analysis as well as procedures that must be applied consistently throughout the project. In fact, according to the Gartner Group over 50% of this type of conversion fail and most of those that are successful are over budget and late on delivery. The ICONS methodology includes processes for:

     . Planning: Careful analysis and inventory of the system's programs allows the project to divide the work into tasks that can be executed by designated teams.

     . Pilot project: Converting a small portion of the system from beginning to end enables important procedural and programming standards to be set and accepted by the client.

     . Database Modeling: Ensures that the database system will perform within acceptable performance standards and that every element of data is correctly translated.

     . Data conversion: Mapping out and translating data from original system to the target system requires careful analysis and accurate translation tools.

     . Performance Tuning: Expert skills are required to ensure that the target system performs as well or better than the original system. The methodology includes precise procedures to ensure that this performance is attained.

     . Functional re-engineering: When appropriate, the methodology permits certain re-engineering of functions to take advantage of modern technology or changing business requirements.

     . Implementation: Operational testing under controlled conditions ensures that final implementation of the converted system occurs smoothly and without serious interruption.

     We have structured ourselves to address the wide range of requirements that we envision the market for conversion and modernization of legacy systems will demand. We have employees dedicated to sales and marketing, research and development of the ICONS products, and project conversion specialists all reporting to the Chief Operating Officer. Sales personnel rely on combing lists of potential clients that fit the profile of legacy software users that should be interested in modernizing their systems. In addition, relationships we have established with many other professional services firms such as IBM and Computer Sciences Corporation have provided valuable leads and led to opportunities. The suite of ICONS tools give us, in our opinion, a competitive edge in performing particular conversions and migrations faster and more economically than many other vendors. The diverse capabilities of our staff in mainframe technology and personal computer implementations help to assure that our staff can analyze the original systems properly to conduct accurate and thorough conversions.

Our modernization methodology has developed over the past several years through the completion of successful conversion projects. Senior members of our professional staff can perform both technical and business requirements analyses, and prepare general and detail design documentation, develop project plans including milestones, staffing, deliverables, and schedules. The actual work can be performed at client sites or at our premises, which has mainframe and client server facilities for the use of our personnel.

Internet Application Development

We are also using the experience we have acquired over the last eight years as a JetForm reseller to help secure projects for web based applications requiring the use of forms. The JetForm product has evolved over the years into a strong tool that can form the backbone of applications, especially those requiring forms. We have used this expertise to obtain a number of federal government clients and build sophisticated web applications. Our knowledge of legacy system languages has been instrumental in connecting these web applications to legacy databases residing on mainframe computers. During 1999, we have built a core group of professionals that can build this practice over the coming years.

JetForm. The array of Jetform products available to us gives us a competitive advantage in building Internet applications for the government agencies that rely on forms as the media for most of the information transfer internally and externally. Jetform's Formflow-99 product can design electronic forms that are accessible by the primary Internet browser programs. These forms can then act as data collectors and disseminators, which can correct incoming data and store those data into legacy databases. JetForm's Central product can provide translation of data to other computer based media such as e-mail, faxes, local and remote printing, and ensure proper workflow sequences are instituted. The e-process Framework product currently being introduced is able to provide electronic forms on virtually all of the recognized computer systems including computers using the most popular operating systems such as NT, Unix, MacIntosh, and Linux.

As one of the largest resellers of JetForm products nationally, we have developed a large base of federal government clients. We have been successful in convincing many of these clients to use our professional expertise to build electronic forms and applications that work and live on the Internet. At this time, we have seven projects underway that create the core of our web-application work. In addition, we continue to submit proposals to other government agencies that are now being directed by executive order to provide public forms on the Internet for public access.

Internet Application Program Development We have dedicated employees who focus on Internet application program development and more specifically, in the area of sales and marketing, professional services, product support, and training staff. The sales staff has been successful over the years, selling over $5 million in products and services over the last five years, with over $2 million in 1999. JetForm continues to send us prospective leads and supports us with product and maintenance issues. Professional services include programming, form design and development, training, and workflow consulting. We regularly hold training at our headquarters and on-site at client facilities.

Concentrating on the niche of electronic forms related web applications through our relationship with JetForm, we have developed a group of professionals that can quickly and efficiently develop web applications. We will focus on federal government clients during the next several years and build upon our outstanding reputation with federal clients to provide access to these agencies. We will be able to reference successful projects completed or in development for the Veterans Affairs, Federal Mediation and Conciliation Service, U.S. Department of Agriculture, and Immigration and Naturalization Service.

Professional Services Outsourcing

Since our founding, we have provided clients with professional services such as programming, systems analysis, testing, training, and maintenance. Currently, approximately 50% of our revenue is produced from providing our specialists and their professional services and knowledge to our clients, primarily at the client's site. This business unit has its own management, sales, and recruiting personnel and is responsible for expanding revenues and profits. There are approximately ten projects underway that consume approximately 30 of our staff. The expertise of this staff varies widely including all of the currently popular computer operating systems.

Aside from its revenue contribution, this business line provides a valuable source of talent for temporary requirements of the other two business units, which at times need specialized skills on short notice. In addition, since this business line is constantly recruiting staff for its client base, it can spread our image to the technical world and survey its clients and prospects for the services of the other two lines of business.

Representative Assignments

Examples of the types of assignments underway are as follows;

     . US Army Headquarters Civilian Personnel System, for which we provide maintenance and support for mainframe and other systems

     . US Customs Services' Automated Targeting System, for which we have created an information system for obtaining data about potential dangerous imports and exports processed by Customs.

     . US Department of Agriculture's Animal & Plant Health Inspection System, for which we are developing an inspection and decision making system.

     . Internal Revenue Service, for which we are developing forms for printing on a mainframe system and providing database services.

It is anticipated that this business line will continue to grow over the next several years and orient its projects more to web related activities in-line with the general direction of the industry. With the difficulty in recruiting permanent employees more evident today and the desire of technical personnel to change jobs, many clients are opting to hire temporary personnel from companies such as ours. Our staff prefers the opportunity to work in different places and on varied projects, learning new skills and overcoming new challenges. According to a leading market research firm, the human resource outsourcing industry within the United States is forecasted to grow from $13.9 billion in 1999 to $37.7 billion during 2003.

COMPETITION

The competition in the conversion and modernization market is very strong. Many software professional services companies have had some involvement in this area and claim proficiency in performing these projects. We also face competition from other companies which claim to substantially automate the process through software tools products including Alydaar, Crystal Systems Solutions and Sapiens International. Non-customized software, known as off the shelf software, for strategy planning, such as SAP and Baan, provides an additional source of competition, although, to date, the cost and lengthy installation time for this planning software has slowed its acceptance in the market place. No matter what type of solution is offered, many of our competitors have greater name recognition than us, a larger, more established customer base and significantly greater financial and market resources in comparison to ours.

In the Internet application development business sector there are many products and professional services companies competing. At this time the sector is very fragmented because of the newness of the technology and the ease of getting into the business. Most large professional services firms are rapidly building their companies by concentrating on existing customers and selecting best products as their primary tools. These products are rapidly evolving and are leapfrogging each other in capability every three to six months. There is also a wide variety of very small firms that are building web sites and simple electronic transaction applications. In the electronic forms area there are no companies that have a complete solution similar to JetForm, but there are other forms products such as INFORM, and Microsoft's software. The functions performed by JetForm products can be duplicated using combinations of other products and customized programming, but the costs for that approach are not competitive with JetForm.

PATENTS AND PROPRIETARY RIGHTS

We are using the most current and cost effective legal systems to protect our products from our competitors. As of yet we have not filed any patent applications covering our methodologies and software. We distribute our ICONS products under agreements that give customers the use of our system without allowing those clients to legally provide our systems to anyone else. We also use specific contracts designed to limit the amount of information about our software and other systems that employees and consultants can legally provide to others.

We also seek to protect the special computer software called source code of ICONS as trade secrets and under copyright law. Source code represents the secret building blocks of a computer program. We keep all the rights to have and use our source code. It is important to know that the copyright protection that the law provides for the information in databases is fairly limited. While the arrangement and selection of data can be protected from the use of others, the actual data is not, and others are free to create software performing the same functions as our software. We believe that creating those same databases would be very time consuming and costly.

ITEM 17.  MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY

1999 was a transition year for us. Our efforts and activities shifted from one aspect of our business to another. During this year the following occurred:

     . We changed our sales strategies and marketing organizations to complement our services and tools to address the legacy modernization and conversion market.

     . We added additional resources to support growth in our Web based solutions services and our growing staff.

     . We cut back on other product and service activities which have produced revenues in prior years as part of our changing business directions for Information Analysis Incorporated.

     . We conducted a private placement to provide cash to pay for some operations for 2000.

The effect of this change in direction has been to move our focus from primarily offering Year 2000 conversion services to information technology organizations to offering a balance of services and products in legacy modernization, conversion, re-engineering, and Web solutions.

Our management expects changes associated with our change of business direction will be more evident in 2000 since we have stopped work in the Year 2000 area. We were not profitable in 1999. Our costs expenses from our sales, marketing, administrative, and research and development were higher than our profits from our revenues. As we continue to move from the Year 2000 business, we believe our economic prospects will improve.

The information in this section should be read together with the financial statements that are included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

The following table presents selected information from our Consolidated Statements of Operations, expressed as a percentage of revenue, for the years ended December 31, 1998 and December 31, 1999:

                                                                  Years Ended
                                               December 31, 1998              December 31, 1999
                                               -------------------------------------------------------
Revenue                                              100.0%                         100.0%
  Cost of Goods Sold                                  82.7%                          80.3%
Gross Profit                                          17.3%                          19.7%
Operating Expenses
  Selling, general and administrative                 45.5%                          40.1%
  Research and development                            11.0%                           0.6%
(Loss) from operations                               (39.2%)                        (21.0%)
  Non recurring item                                 (20.1%)                        (20.6%)
  Other (expense) income                               0.5%                          (1.4%)
(Loss) before income taxes                           (58.9%)                        (43.0%)
  Provision for income taxes                          (0.0%)                         (0.0%)
Net (loss)                                           (58.9%)                        (43.0%)

1999 Compared to 1998

Revenue

Fiscal 1999 revenue decreased $5.7 million, or 37.5%, to $9.6 million in fiscal year 1999 from $15.3 million in fiscal year 1998. The reason for this decrease was primarily due to lower over-all Year 2000 sales in both product and professional services sales. Revenue from software sales decreased $3.9 million, or 74.6%, to $1.3 million in fiscal year 1999 from $5.2 million in fiscal year 1998. Revenue from professional services decreased $1.9 million, or 18.4%, to $8.3 million in fiscal year 1999 from $10.1 million in fiscal year 1998. Revenue overall attributable to year 2000 work decreased $7.2 million, or 71.3%, to $2.9 million in 1999 from $10.1 million in 1998.

Gross Profit

Gross profit was $1.9 million in fiscal 1999 versus $2.6 million in 1998,or 19.7% of revenue in 1999 compared to 17.3% of revenue in 1998. Professional services gross margin was 30.1% of revenue in 1999, compared to 4.3% in 1998. The increase in professional services gross margin was primarily attributable to the non-existence of particular fixed-price Year 2000 contracts in 1999, which had a negative effect on the gross margin during the same period in 1998. Software sales gross margin was (45.5%) of revenue in 1999, down from 42.2% in 1998. The decrease in software sales gross margin was do to the acceleration in amortization for Universal Computer Aided Software Translator, also known as UNICAST, capitalized software. In 1999 UNICAST after write-offs is fully amortized.

Selling, General and Administrative Expense

Fiscal 1999 selling, general and administrative expense decreased to $3.8 million, or 40.1% of revenue, from $7.0 million, or 45.5% of revenue in 1998, a decrease in expenses of 44.9%. The decrease was do to a concerted effort by management to scale back expenses during our transition away from Year 2000 products, services, and support for our UNICAST product line.

Research and Development

Fiscal 1999 research and development expense decreased to $0.1 million, or 0.6% of revenue, from $1.7 million, or 11% of revenue in 1998. The decrease is due to lower software maintenance for the versions of our UNICAST product line of tools.

RESULTS OF SIX MONTH PERIODS ENDED JUNE 30, 2000

The following table presents selected information from our Consolidated Statements of Operations, expressed as a percentage of revenue, for the six months ended June 30, 1999 and June 30, 2000:

                                                                       Six Months Ended
                                                         June 30, 1999                  June 30, 2000
                                                     ---------------------------------------------------------
Revenue                                                      100.0%                        100.0%
  Cost of Goods Sold                                          73.0%                         68.8%
Gross Profit                                                  27.0%                         31.2%
Operating Expenses
  Selling, general and administrative                         37.1%                         30.9%
  Research and development                                     1.2%                          0.0%
(Loss) from operations                                       (11.3%)                         0.3%
  Non recurring item                                           0.0%                          0.0%
  Other expense                                               (1.2%)                        (0.2%)
(Loss) income before income taxes                            (12.5%)                         0.1%
  Provision for income taxes                                   0.0%                          0.0%
Net (loss) income                                            (12.5%)                         0.1%

Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

Revenue

Our revenues in the first six months of fiscal 2000 were $3.2 million, compared to $6.0 million in the first six months of fiscal 1999, a decrease of 46.4%. Professional services revenues were $2.6 million versus $5.4 million, a decrease of 51.7%. Product revenues were $0.606 million versus $0.601 million, an increase of 0.9%. The decrease in revenues for professional services revenue is primarily attributable to the discontinuation of sales for Year 2000 related projects as compared with the same period last year. The increase in product sales were mainly attributable to the increase in sales of our software toolset, ICONS, which is capable of conversions and migrations from mainframe legacy systems.

Gross margin

Gross margins were $1.0 million or 31.2% of sales, in the first six months of fiscal 2000 versus $1.6 million, or 27.0% of sales, in the first six months of fiscal 1999. Of the $1.0 million in 2000, $0.7 million was attributable to professional services and $0.3 million was due to software sales. Gross margins as a percentage of sales were 26.3% for professional services and 52.4% for software sales for 2000, versus 32.4% for professional services and (22.7%) for software sales in 1999. The increase in gross margins as a whole is attributable to the discontinuation of Year 2000 related projects which contained lower overall margins.

Selling, General & Administrative Expense

Selling, general and administrative expenses were $1.0 million, or 30.9% of revenues, in the first half of 2000 versus $2.2 million, or 37.1% of revenues, in the first half of 1999, a decrease in expenses of 55.4%. The decrease is attributable to elimination of our marketing and support expenses associated with Year 2000 services and product.

Research and Development

No research and development expenditures were incurred in the first six months of fiscal 2000 versus $72,935 research and development expenditures in the first six months of fiscal 1999.

Profit

We reported a profit of $0.002 million in the first half of 2000 compared to an operating loss of $0.8 million, in the first half of 1999. In general, we experienced a slight profit through the second quarter of 2000. The improvement is a combination of higher gross margin percentages, lower selling, general and administrative expenses and the discontinued amortization of UNICAST capitalized software which was fully written-off by year-end 1999.

Liquidity and Capital Resources

Through the first six months of 2000, we financed our operations from current collections and through our bank line of credit. Cash and cash equivalents as of June 30, 2000 were $96,025 compared to $15,927 at June 30, 1999. As of June 30, 2000 we had an outstanding balance on our line of credit of $732,791.

We are in default with our line of credit with First Virginia Bank because of our failure to meet specific financial tests. However, we currently have a forbearance agreement with First Virginia Bank that effectively extends our $1,000,000 line of credit to September 28, 2000.

We are in negotiations with various organizations to obtain a new line of credit.

If revenue continues at current levels, we believe we will produce sufficient cash flow to continue to pay all essential expenses that are required to operate our business. Any significant reduction in revenue could have a negative effect on our operational capabilities. We cannot be certain that we will not need additional cash resources at some point in fiscal 2000. We may from time to time consider additional equity offerings to finance business expansion. We are uncertain that if we do need additional cash resources that we will be able to raise additional capital.

We have no material commitments for capital expenditures

EMPLOYEES

We employ 54 full time and part-time employees. None of our employees are represented by a union. In addition, we also maintain independent contractor relationships with 18 individuals for computer services. Approximately 80% of our professional employees have at least four years of related experience to the jobs they are doing now for us. For our computer related services, we believe that the diverse professional opportunities and interaction among our employees contributes to maintaining a stable professional staff with limited turnover.

LEGAL PROCEEDINGS

We are not involved in any material legal proceedings, although we are involved from time to time in routine litigation which arises as a result of our business.

ITEM 18. DESCRIPTION OF PROPERTY

Our offices are located at 11240 Waples Mill Road, Suite 400, Fairfax, VA. 22030. We hold a lease for 18,280 square feet. This lease expires on February 28, 2004.

ITEM 19. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were none.

ITEM 20. MARKET FOR OUR COMMON STOCK

Our common stock, traded under the symbol IAIC, has been traded on over the counter bulletin board since July 29, 1999. From June 2, 1998 to July 28, 1999 our common stock was traded on the Nasdaq National Market. Our common stock was traded on the Nasdaq Small Cap Market from September 8, 1997 to June 1, 1998. Prior to September 8, 1997, our common stock was traded over the counter. Despite trading in these various markets, the market for our common stock is limited. As of the date of this prospectus, only 9,581,473 shares of our common stock are eligible for public trading. We cannot give you any assurance that a significant trading market for our common stock will develop or, if developed, that it will be sustained.

The following table presents the range of the high and low closing bid prices of our common stock during each of the calendar quarters identified below.

                                                          HIGH         LOW
                                                          ----         ---
1998
1st Quarter...........................................     $20.75     $11.75
2nd Quarter...........................................    $16.375     $9.875
3rd Quarter...........................................     $14.50     $1.531
4th Quarter...........................................     $2.438     $1.063

1999
1st Quarter...........................................     $1.593     $0.625
2nd Quarter...........................................     $0.750     $0.375
3rd Quarter...........................................     $0.625     $0.125
4th Quarter...........................................     $1.218     $0.156

2000
1st Quarter...........................................     $2.250     $0.531
2nd Quarter...........................................     $1.093     $0.375

Any quotations for periods prior to September 8, 1997 and after July 29, 1999 reflect inter-dealer prices without adjustment for retail markups, mark downs or commissions and may not necessarily represent actual transactions. From September 8, 1997 to July 28, 1999, the prices reflect the high and low bid prices as reported by Nasdaq.

As of September 13, 2000, our records indicate we have 108 shareholders. We have not paid a cash dividend on our common stock for the last two fiscal years. We intend to retain any future earnings to finance the expansion of our business. We do not anticipate that we will pay cash dividends in the near future. Our future dividend policy will depend, in part, on our earnings, capital requirements, expansion plans, and financial condition.

ITEM 21.  EXECUTIVE COMPENSATION

The following table provides summary information concerning compensation paid to or accrued by our Chief Executive Officer and all other executive officers who earned more than $100,000 (salary and bonus) for all services they provided in all capacities to us during the year ended December 31, 1999.

SUMMARY COMPENSATION TABLE

                                                                                 Securities
Name and Principal                          Annual Compensation                  Underlying (#)
                                            -------------------
Position                    Year            Salary             Bonus              Options
--------                    ----            ------             -----              -------
Sandor Rosenberg            1999            $ 76,457               --                   --
Chairman of the Board &     1998            $102,083               --                   --
Chief Executive Officer     1997            $100,375               --                   --
--------------------------------------------------------------------------------------------------------
Richard S. DeRose           1999            $ 97,617               --               20,000
Executive Vice President    1998            $150,010               --                   --
Chief Financial Officer     1997            $110,835          $27,500                5,000
--------------------------------------------------------------------------------------------------------
Stanley A. Reese            1999            $ 97,867                                20,000
Senior Vice President &     1998            $135,827               --               50,000
Chief Operating Officer     1997            $103,382               --                5,000

No executive officer has received any perquisite or benefit, securities, or property that exceeded the lesser of $50,000 or 10% of the executive officer's total annual salary and bonus.

OPTION GRANTS IN LAST FISCAL YEAR

The following table presents all option grants during 1999 to all executive officers:

                                           % of Total Options Granted To       Exercise
Name                          Granted      Employees in Fiscal Year              Price         Expiration Date
----                          -------      ------------------------              -----         ---------------
Richard S. DeRose             20,000                 18.6%                       $0.59             05/11/09

Stanley A. Reese              20,000                 18.6%                       $0.59             05/11/09

The following table depicts option exercise activity in the last fiscal year and fiscal year-end option values associated with the executive officers named below. The value of unexercised in-the-money options at December 31, 1999 equals the market value of the underlying common stock at December 31, 1999 minus the option exercise price. The fair market value of our common stock at December 31, 1999 was $0.844.

   Aggregated Option Exercises in Last Fiscal Year and FY End Option Values

                            Shares                         Number of Securities
                           Acquired                       Underlying Unexercised             Value of Unexercised In-the-
                              on          Value             Options at 12/31/99                Money Options at 12/31/99
                                          -----             -------------------                                 --------
Name                       Exercise      Realized       Exercisable       Unexercisable      Exercisable       Unexercisable
----                       --------      --------       -----------       -------------      -----------       -------------
Richard S. DeRose               --                        117,900                              $42,438                --

Stanley A. Reese                --                        128,750                              $ 8,615                --

ITEM 22.  FINANCIAL STATEMENTS.

See Consolidated Financial Statements which begin on page F-1.

ITEM 23. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On January 11, 1999, we dismissed Ernst & Young, LLP as our independent accountant. Ernst & Young's report for the period January 1 until December 31, 1997, which was the only fiscal year Ernst & Young was engaged as our accountants, did not have either an adverse opinion or a disclaimer of opinion, nor was their report qualified or modified by uncertainty, audit scope or accounting principles. During our 1997 the fiscal year and for all other interim financial reporting periods prior to Ernst & Young's dismissal, we had no disagreements on any matter related to accounting principles or practices, disclosures made in our financial statements, or the scope and procedure related to their audits of us. Our decision to change accountants was approved by our audit committee.

Effective January 11, 1999, we engaged Rubino & McGeehin, Chtd. as our new independent accountant to audit our financial statements, beginning with our 1998 fiscal year. During the time that Ernst & Young served as our independent accountant, including all interim periods within 1998, we never consulted Rubino & McGeehin about any matter. Rubino & McGeehin were our independent accountants prior to our engagement of Ernst & Young.

                         INDEX TO FINANCIAL STATEMENTS

                                                                               PAGE
                                                                               ----
Report of Independent Certified Public Accountants........................      F-1
Financial Statements
Consolidated Balance Sheets...............................................      F-2
Consolidated Statements of Operations.....................................      F-3
Consolidated Statement of Stockholders' Deficit...........................      F-4
Consolidated Statements of Cash Flows.....................................      F-5
Notes to Consolidated Financial Statements................................      F-6
Interim Consolidated Balance Sheets.......................................     F-18
Interim Consolidated Statements of Operations.............................     F-19
Interim Consolidated Statements of Cash Flows.............................     F-20
Notes to Interim Consolidated Financial Statements........................     F-21

PART II

ITEM 24. INDEMNIFICATION PROVISIONS

Our Amended and Restated Articles of Incorporation and Bylaws provide that we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. However, an officer or director's liability shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of insider trading or manipulation of the market for any security.

In specific cases, we may advance expenses incurred in defending any proceeding. To the extent that the officer or director is successful on the merits in any proceeding as to which that person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the Commonwealth of Virginia.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers according to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

TRANSFER AGENT

The transfer agent for our common stock is American Stock Transfer & Trust Co.

LEGAL MATTERS

Certain legal matters in connection with the securities offered under this Registration Statement will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, Professional Corporation, Boston, Massachusetts.

EXPERTS

Our financial statements which appear in this Prospectus have been audited by Rubino & McGeehin, Chtd., independent certified public accountants, to the extent and for the periods identified in their report appearing elsewhere in this prospectus. These financial statements are included in reliance upon their report given upon their authority as experts in accounting and auditing.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

ITEM                                                                        COST
----                                                                        ----
Securities and Exchange Commission Registration fees................    $   595.98
Legal fees and Expenses.............................................     20,000.00
Accounting fees.....................................................        500.00
Miscellaneous.......................................................        100.00
                                                                        ----------
                                        TOTAL                           $21,195.98

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

In January 2000, we completed the second phase of our December 1999, private placement memorandum which raised an additional $125,000 in exchange for 250,000 shares of common stock and 125,000 five-year warrants, exercisable at $1.00 per share. The shares and warrants were sold to individual investors. The funds will be utilized to finance our business operations. These warrants are exercisable immediately.

ITEM 27. EXHIBITS

The Exhibit to this Registration Statement are listed in the Index to Exhibits on Page 34.

ITEM 28. UNDERTAKINGS

The undersigned registrant undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          a. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          b. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information presented in the registration statement;

          c. To include any material information associated with the plan of distribution not previously disclosed in the registration statement or any change to such information in the registration statement.

     2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer according to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form SB-2/A-2 Registration Statement and has duly caused this Form SB-2/A-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfax, Virginia on September 13, 2000.

                                   INFORMATION ANALYSIS INCORPORATED.


                                   By: /s/ Sandor Rosenberg
                                       --------------------
                                       Sandor Rosenberg
                                       Chairman and President

                               POWER OF ATTORNEY
                               -----------------

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sandor Rosenberg his attorneys-in-fact, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitute may lawfully do or cause to be done by virtue of this prospectus.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                     Title                            Date
----------                     -----                            ----
/s/ Sandor Rosenberg           Chairman of the Board            September 13, 2000
-------------------------
Sandor Rosenberg               and President
                               (principal executive officer)

/s/ Charles A. May, Jr.        Director                         September 13, 2000
-------------------------
Charles A. May, Jr.


/s/ Bonnie K. Wachtel          Director                         September 13, 2000
-------------------------
Bonnie K. Wachtel

/s/ James D. Wester            Director                         September 13, 2000
-------------------------
James D. Wester

                       INFORMATION ANALYSIS INCORPORATED
                         INDEX TO EXHIBITS FILED WITH
                       FORM SB-2 REGISTRATION STATEMENT

Exhibit
Number                        Description
------                        -----------

3.1 Amended and Restated Articles of Incorporation of the Registrant effective March 18, 1997 (incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-KSB/A for the fiscal year ended December 31, 1996 and filed on July 3, 1997)

3.2 Article of Amendment to Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Form 10-KSB/A for the fiscal year ended December 31, 1997 and filed on March 31, 1998)

3.3 Amended By-Laws of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant's Form 10-KSB/A for the fiscal year ended December 31, 1997 and filed on March 31,
                    1990)

4.1                 Copy of Stock Certificate (incorporated by reference to
                    Exhibit 4.1 to the Registrant's Form 10-KSB/A for the fiscal year ending December 31, 1997 and filed on March 30, 1998)

4.2 Form of Warrant issued in December 1999 and January 2000 (incorporated by reference to Exhibit 4.2 to Registrant's Form 10-KSB for the fiscal year ended on December 31, 1999 and filed on March 30, 2000)

4.3 Common Stock and Warrant Purchase Agreement dated December 31, 1999 (incorporated by reference to Exhibit 4.3 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 1999 and filed on March 31, 2000)

5 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the securities being registered (filed herewith)

10.1 Office Lease for 18,280 square feet at 11240 Waples Mill Road, Fairfax, Virginia 22030 (incorporated by reference to
                    Exhibit 10.1 to the Registrant's Form 10-KSB/A for the fiscal year ending December 31, 1996 and filed on July 3,
                    1997)

10.2 Company's 401(k) Profit Sharing Plan through Aetna Life Insurance and Annuity Company (incorporated by reference to
                    Exhibit 10.2 to the Registrant's Form 10-KSB/A for the fiscal year ending December 31, 1996 and filed on July 3,
                    1997)

10.3 1986 Stock Option Plan (incorporated by reference from the Registrant's Form S-8 filed on December 20, 1988)

10.4 1996 Stock Option Plan (incorporated by reference from the Registrant's Form S-8 filed on June 25, 1996)

10.5 Line of Credit Agreement with First Virginia Bank (incorporated by reference to the Registrant's Form 10-KSB for the fiscal year ending December 31, 1995 and filed April 15, 1996 (Commission File No. 33-9390).

10.6 Warrant Agreement between James D. Wester, a director and the Company dated February 24, 1993 (incorporated by reference from the Registrant's Form 10-KSB/A for the fiscal year ending December 31, 1996 and filed on July 3, 1997)

10.7 Royalty Agreement between James D. Wester and the Company in exchange for development expense advances (incorporated by reference from the Registrant's Form 10-KSB/A for the fiscal year ending December 31, 1996 and filed on July 3, 1997)

10.8 Amended Royalty Agreement between James D. Wester and the Company in exchange for development expense advances (incorporated by reference from the Registrant's Form 10-QSB for the period ending March 31, 1998 and filed on May 15,
                    1998).

15.1 Letter on unaudited interim financial information (incorporated by reference to the Registrant's Form 10-QSB for the quarter ended March 30, 2000 and filed on May 15,
                    2000)

16.1 Letter on change in certifying accountant (incorporated by reference to Exhibit 27.1 to the Registrant's Form 8-K filed on January 12, 1999)

21.1                List of Subsidiaries (incorporated by reference to Exhibit
                    21.1 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 1999 and filed on March 31, 2000)

23.1 Consent of Rubino & McGeehin, Chartered (incorporated by reference to Exhibit 23.1 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 1999 and filed on March 31, 2000)

23.2 Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., (reference is made to Exhibit 5)

24                  Power of Attorney (filed in Part II of this Registration
                    Statement)

27.1                Financial Data Schedule (incorporated by reference to
                    Exhibit 27.1 to the Registrant's Form 10-QSB for the quarter ended March 30, 2000 and filed on May 15, 2000)

99.1 Form of Warrant (incorporated by reference to Exhibit 99.1 to the Registrant's Form S-3 filed on January 31, 2000.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Information Analysis Incorporated

We have audited the accompanying consolidated balance sheet of Information Analysis Incorporated and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Information Analysis Incorporated and subsidiaries as of December 31, 1999, and their consolidated results of operations and cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

/s/ Rubino & McGeehin, Chartered

--------------------------------
February 24, 2000
Bethesda, Maryland

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET

                                  -----------

                                                                                   December 31, 1999
                                                                                   -----------------
                                    ASSETS

Current assets

   Cash and cash equivalents                                                          $    133,468
   Accounts receivable, net of allowance of $466,890                                     1,902,244
   Employee advances                                                                         6,230
   Prepaid expenses                                                                        129,995
   Other receivables                                                                        97,299
                                                                                      ------------

       Total current assets                                                              2,269,236

Fixed assets, net of accumulated depreciation and amortization
   Of $1,940,295                                                                           279,787
Equipment under capital leases, net of accumulated amortization
   Of $63,649                                                                               11,553
Capitalized software, net of accumulated amortization of $2,430,737                        463,653
Other receivables                                                                           28,992
Other assets                                                                                58,275
                                                                                      ------------

       Total assets                                                                   $  3,111,496
                                                                                      ============

                                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

   Accounts payable                                                                   $  1,491,179
   Accrued payroll and related liabilities                                                 276,871
   Other accrued liabilities                                                               727,904
   Revolving line of credit                                                                501,500
   Current maturities of capital lease obligations                                           6,936
                                                                                      ------------

       Total current liabilities                                                         3,004,390
                                                                                      ------------

Common stock, par value $0.01, 15,000,000 shares authorized,
   10,723,284 shares issued, 9,218,673 shares outstanding                                  107,233
Additional paid-in capital                                                              13,763,904
Accumulated deficit                                                                    (12,909,718)
Less treasury stock, 1,504,611 shares, at cost                                            (854,313)
                                                                                      ------------

       Total stockholders' equity                                                          107,106
                                                                                      ------------

Total liabilities and stockholders' equity                                            $  3,111,496
                                                                                      ============

   The accompanying notes are an integral part of the consolidated financial statements.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 ------------

                                                                            For the years ended December 31,
                                                                      -------------------------------------------
                                                                              1999                    1998
                                                                      ------------------          ---------------
Sales
     Professional fees                                                    $     8,259,492         $    10,118,435
     Software sales                                                             1,326,280               5,213,923
                                                                          ---------------         ---------------

              Total sales                                                       9,585,772              15,332,358
                                                                          ---------------         ---------------

Cost of sales
     Cost of professional fees                                                  5,770,008               9,686,651
     Cost of software sales                                                     1,929,496               3,000,639
                                                                          ---------------         ---------------

              Total cost of sales                                               7,699,504              12,687,290
                                                                          ---------------         ---------------

Gross profit                                                                    1,886,268               2,645,068

Selling, general and administrative expenses                                    3,842,212               6,974,211
Research and development                                                           60,719               1,680,818
                                                                          ---------------         ---------------

Loss from operations                                                           (2,016,663)             (6,009,961)

Other items:
     Write-down of capitalized software costs                                  (1,978,362)             (3,083,642)
     Other (expense) income                                                      (129,611)                 69,658
                                                                          ---------------         ---------------

Loss before provision for income taxes                                         (4,124,636)             (9,023,945)

Provision for income taxes                                                              -                       -
                                                                          ---------------         ---------------

Net loss                                                                  $    (4,124,636)        $    (9,023,945)
                                                                          ===============         ===============

Loss per common share (basic and diluted)                                 $         (0.59)        $         (1.35)

Weighted average common shares outstanding
     (basic and diluted)                                                        6,988,336               6,665,321

  The accompanying notes are an integral part of the consolidated financial statements

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 ------------

                              Shares of                                              (Accumulated
                               Common                            Additional            Deficit)
                                Stock            Common            Paid-in             Retained        Treasury
                               Issued            Stock             Capital             Earnings          Stock           Total
                           ------------    ----------------- ------------------  -----------------  ---------------- --------------
Balances,                     7,498,430     $     74,984      $   6,517,655       $     238,863     $   (854,313)    $    5,977,189
December 31, 1997
Exercise of stock
options and                     217,684            2,177            453,971                   -               -             456,148
Warrants
Stock issued for
private placement               580,155            5,802          5,640,883                   -               -           5,646,685
Stock issued for
ISSC acquisition                 62,515              625             27,157                   -               -              27,782
  Net loss                            -                -                  -          (9,023,945)              -          (9,023,945)
                             -----------    ------------      -------------       -------------     -----------      --------------

Balances,                     8,358,784           83,588         12,639,666          (8,785,082)       (854,313)          3,083,859
December 31, 1998
Exercise of stock
options and                      44,500              445             19,329                   -               -              19,774
Warrants
Stock issued for
software purchase                20,000              200             17,909                   -               -              18,109
Stock issued for
private placement             2,300,000           23,000          1,087,000                   -               -           1,110,000
  Net loss                            -                -                  -          (4,124,636)              -          (4,124,636)
                            -----------     ------------      -------------       -------------     -----------      --------------

Balances,                    10,723,284     $    107,233      $  13,763,904       $ (12,909,718)    $  (854,313)     $      107,106
                             ==========     ============      =============       =============     ===========      ==============
December 31, 1999

  The accompanying notes are an integral part of the consolidated financial statements

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                _______________

                                                                                      For the years ended December 31,
                                                                                 -------------------------------------------
                                                                                        1999                    1998
                                                                                 ------------------      -------------------
Net loss                                                                             $  (4,124,636)           $  (9,023,945)
Adjustments to reconcile net loss to net cash
   Provided by operating activities:
     Depreciation                                                                          282,966                  383,214
     Amortization                                                                           20,325                   38,786
     Amortization of capitalized software                                                1,096,170                1,314,272
     Loss on sale of fixed assets                                                           24,923                    6,886
     Capitalized software write-down                                                     1,978,362                2,902,152
     Changes in operating assets and liabilities
       Accounts receivable                                                               2,517,551               (1,368,743)
       Other receivables and prepaid expenses                                                3,076                  (29,362)
       Accounts payable and accrued expenses                                            (1,611,793)               1,814,506
       Refundable income taxes                                                                   -                   33,119
                                                                                     -------------            -------------

         Net cash provided (used) in operating activities                                  186,944               (3,929,115)
                                                                                     -------------            -------------

Cash flows from investing activities
   Acquisition of furniture and equipment                                                        -                 (266,036)
   Increase in capitalized software                                                       (113,555)              (3,191,574)
   Proceeds from sale of fixed assets                                                       56,665                    3,670
                                                                                     -------------            -------------

         Net cash used in investing activities                                             (56,890)              (3,453,940)
                                                                                     -------------            -------------

Cash flows from financing activities
   Net (payments) borrowing under bank revolving line of credit                         (1,294,700)               1,196,600
   Repayment of long-term debt                                                                   -                  (83,346)
   Principal payments on capital leases                                                     (8,059)                 (20,386)
   Proceeds from private placement of common stock                                       1,110,000                5,646,685
   Proceeds from exercise of stock options and warrants                                     19,774                  456,148
                                                                                     -------------            -------------

         Net cash (used) provided by financing activities                                 (172,985)               7,195,701
                                                                                     -------------            -------------

Net decrease in cash and cash equivalents                                                  (42,931)                (187,354)

Cash and cash equivalents at beginning of the year                                         176,399                  363,753
                                                                                     -------------            -------------

Cash and cash equivalents at end of the year                                         $     133,468            $     176,399
                                                                                     =============            =============

Supplemental cash flow information
     Interest paid                                                                   $     137,988            $      44,965
     Income taxes paid                                                               $           -            $           -

  The accompanying notes are an integral part of the consolidated financial statements

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 ____________

1.   Summary of Significant Accounting Policies

                                  Operations
                                  ----------

Information Analysis Incorporated was incorporated under the corporate laws of the Commonwealth of Virginia in 1979 to develop and market computer applications software systems, programming services, and related software products and automation systems.

                          Principles of Consolidation
                          ---------------------------

Our consolidated financial statements include the accounts of our operations and our wholly owned subsidiaries, International Software System Corporation, Allied Health & Information Systems, Inc. and DHD Systems, Inc. Upon consolidation, all material intercompany accounts, transactions and profits are eliminated.

                             Accounting Estimates
                             --------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

                              Revenue Recognition
                              -------------------

We provide services under various pricing arrangements. Revenue from cost-plus-fixed-fee contracts is recognized on the basis of reimbursable contract costs incurred during the period, plus a percentage of the fixed fee. Revenue from fixed-price contracts is recognized on the percentage-of-completion method. Under this method, individual contract revenues are recorded based on the percentage relationship that contract costs incurred bear to management's estimate of total contract costs. Revenue from time and material contracts is recognized on the basis of hours utilized, plus other reimbursable contract costs incurred during the period. Contract losses, if any, are accrued when their occurrence becomes known and the amount of the loss is reasonably determinable.

Revenue from software sales is recognized upon delivery, when collection of the receivable is probable. Maintenance revenue is recognized in equal increments over the maintenance period.

                               Segment Reporting
                               -----------------

We adopted Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," in 1998, and concluded that we operates in one business segment, providing products and services to modernize client information systems.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 ____________

1.   Summary of Significant Accounting Policies (continued)

                             Government Contracts
                             --------------------

Our sales to departments or agencies of the United States Government are subject to audit by the Defense Contract Audit Agency, which could result in the renegotiating of amounts previously billed. Audits by the Defense Contract Audit Agency were completed through the year ended December 31, 1997. No amounts were changed as a result of the audits. Management believes that any disallowance of costs for subsequent fiscal years by the government auditors, other than amounts already provided, will not materially affect the our financial statements.

                           Cash and Cash Equivalents
                           -------------------------

For the purposes of the statement of cash flows, we consider all highly liquid investments with maturities of ninety days or less at the time of purchase to be cash equivalents. Deposits are maintained with a federally insured bank. Balances at times exceed insured limits, but management does not consider this to be a significant concentration of credit risk.

                                 Fixed Assets
                                 ------------

Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or the estimated life of the improvement, whichever is shorter. Maintenance and minor repairs are charged to operations as incurred. Gains and losses on dispositions are recorded in current operations.

                                  Advertising
                                  -----------

All costs related to advertising our products are expensed in the period incurred.

                          Software Development Costs
                          --------------------------

We have capitalized costs related to the development of the ICONS software product. As outlined in Statement of Financial Accounting Standards No. 86, capitalization of costs begins when technological feasibility has been established and ends when the product is available for general release to customers. Amortization is computed and recognized for the product when available for general release to customers based on the greater of
     . the ratio that current gross revenues for the product bear to the total of current and anticipated future gross revenues for that product or,
     .    the straight-line method over the economic life of the product.
Capitalized costs and amortization periods are management's estimates and may have to be modified due to inherent technological changes in software development.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  ___________

1.   Summary of Significant Accounting Policies (continued)

                           Stock-Based Compensation
                           ------------------------

We record compensation expense for all stock-based compensation plans using the intrinsic value method required by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Our annual financial statements disclose the required pro forma information as if the fair value method required by Financial Accounting Standards Board's Statement No. 123, "Accounting for Stock-Based Compensation," had been adopted.

                              Earnings Per Share
                              ------------------

Our earnings per share calculations are based upon the weighted average of shares of common stock outstanding. The dilutive effect of stock options and warrants are included for purposes of calculating diluted earnings per share, except for periods when we report a net loss.

                                 Income Taxes
                                 ------------

Under Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                  Fair Market Value of Financial Instruments
                  ------------------------------------------

Our financial instruments include trade receivables and other receivables, accounts payable and notes payable. We believes the carrying value of financial instruments approximates their fair market value, unless disclosed otherwise in these accompanying notes.

2.   Receivables

Accounts receivable at December 31, 1999, consist of the following:

     Billed-federal government                             $     353,859
     Billed-commercial                                     $   1,699,426
                                                           -------------
             Total billed                                      2,053,285
     Unbilled                                                    315,849
     Less: allowance of doubtful accounts                       (466,890)
                                                           -------------
                  Total accounts receivable                    1,902,244
                                                           =============

Unbilled receivables are for services provided through the balance sheet date which are expected to be billed and collected within one year.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 ____________

3.   Fixed Assets

A summary of fixed assets and equipment at December 31, 1999, consist of the following:

     Furniture and equipment                                    $  294,333
     Leasehold improvements and other                              204,634
     Computer equipment and software                             1,721,115
                                                              ------------
                                                               $ 2,220,082

     Less: accumulated depreciation and amortization            (1,940,295)
                                                              ------------
            Total                                              $   279,787
                                                              ============

Depreciation expense for the years ended December 31, 1999 and 1998, was $282,966 for 1999 and $385,448 for 1998.

4.   Software Development Costs

Software development costs as of December 31, 1999 consist of the following:

     Cumulative costs incurred                                 $   7,956,394
     Accumulated amortization                                     (2,430,737)
     Cumulative write-down of capitalized costs                   (5,062,004)
                                                               -------------
          Net software development costs                       $     463,653
                                                               =============

Amortization expense for the years ended December 31, 1999 and 1998, was $1,096,170 for 1999 and $1,314,272 for 1998. During 1999 and 1998, there was a
$1,978,362 and $2,902,152 write-down of capitalized costs to estimated net realizable value, which is included separately in the statement of operations.

At December 31, 1999, capitalized software development costs of $463,653, net of accumulated amortization of $118,010, are for a new software tool being amortized over four years. All costs related to other products have been amortized or written off. Additions totaling $131,664 for 1999 include $18,109 recorded for 20,000 shares of stock issued for certain software rights.

5.   Other Assets

Other assets at December 31, 1999, consist of the following:

     Security deposits                                         $  48,275
     Other                                                        10,000
                                                               ---------
           Total other assets                                  $  58,275
                                                               =========

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 ____________

6.   Other Accrued Liabilities

Other accrued liabilities at December 31, 1999, consist of the following:

     Royalties payable                                         $   343,191
     Accrued related Jetform costs                                 248,971
     Accrued payables                                               50,000
     Other                                                          85,742
                                                               -----------
          Total other accrued liabilities                      $   727,904
                                                               ===========

7.   Revolving Line of Credit

At December 31, 1999, we had a revolving line of credit with a bank providing for demand or short-term borrowings up to $1,000,000. Our line of credit of $2,000,000 with the bank expired on June 19, 1999. The bank has allowed us by agreement to extend payment on our line of credit until April 20, 2000. Advances against this line are limited by varying percentages of our accounts receivable balances depending on the source of the receivables and their age. The bank is granted a security interest in certain assets if there are borrowings under the line of credit. Interest on outstanding amounts is payable monthly at the bank's prime rate plus 0.5%, As of December 31, 1999, that rate was 9.00%. The bank has a first priority security interest in our receivables and a direct assignment of our U.S. Government contracts. The revolving line of credit requires us to comply with certain financial ratios. We were not in compliance with any of the financial ratios at December 31, 1999, when there was an outstanding balance of $501,500 on the line.

We are in negotiations with various organizations to obtain a new line of credit. The current line of credit, coupled with funds produced from operations, assuming the operations are cash flow positive, should be sufficient to meet our operating cash requirements. We, however, may be required to delay timely payments of our accounts payable. We cannot be certain that we will not need additional working capital in the near future. It is uncertain whether we will be able to obtain additional working capital.

8.   Commitments and Contingencies

                                Capital Leases
                                --------------

The future minimum lease payments under capital leases for equipment and the present value of the minimum lease payments are as follows:

     Year ending December 31, 2000                             $  7,121
     Less amount representing interest                             (185)
                                                               --------
          Total obligation representing principal              $  6,936
                                                               ========

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 ____________

8.   Commitments and Contingencies (continued)

                               Operating Leases
                               ----------------

We lease facilities and equipment under long-term operating lease agreements extending through 2004. Rent expense was $439,312 for 1999 and $766,314 for 1998. The future minimum rental payments to be made under non-cancelable operating leases, principally for facilities, are as follows:

         Year ending December 31, 2000              $  595,000
                                  2001                 586,500
                                  2002                 519,100
                                  2003                 494,800
                                  2004                 105,600
                                                    ----------
         Total minimum rent payments                $2,301,000
                                                    ==========

The above minimum lease payments reflect the base rent under the lease agreements. However, these base rents shall be adjusted each year to reflect increases in the consumer price index and our proportionate share of real estate tax increases on the leased property. The leases are secured by security deposits in the amount of $48,275.

The aggregate future minimum rentals to be received under non-cancelable subleases as of December 31, 1999, is $215,100, of which $110,300 is payable in 2000, $32,000 is payable in 2001, $33,000 is payable in 2002, and $39,800 is payable in 2003 through 2004.

                                   Royalties
                                   ---------

In August 1996, we entered into an agreement to purchase the software product Universal Computer Aided Software Translator, also called UNICAST. As part of the agreement, royalties are paid to the seller on sales of the UNICAST fees collected by us. The aggregate amount of the royalties according to this agreement will not exceed $1,000,000. No royalties were paid in 1999 and $640 in royalties were paid in 1998.

In September 1996, we entered into an agreement where, in consideration of an expense sharing arrangement, we will pay royalties on sales of the UNICAST fees collected by us. The royalties will not exceed $245,831. As of December 31, 1999, total royalties expenses to date were $34,779 and total royalties paid to date were $7,667.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 ____________

8.   Commitments and Contingencies (continued)

In March 1997, we entered into an agreement with Computer Associates International, Inc, also known as CA. As part of the agreement, royalties are paid to CA based upon sales of the UNICAST fees collected by us. As of December 31, 1999 total royalties expenses to date were $667,635 and total royalties paid to date were $403,370.

In February 1998, we entered into an agreement to acquire all rights, title and interest for the development of a software application which runs on a personal computer to remedy software which is not Year 2000 compliant. As part of the agreement, royalties are paid on all professional service fees in which this application is utilized for assessment and/or remediation services. The aggregate amount of the royalties according to this agreement will not exceed $4,000,000. As of December 31, 1999, total royalties expenses to date were $123,772 and total royalties paid to date were $71,958.

9.   Income Taxes

The tax effect of significant temporary differences representing deferred tax assets and deferred tax liabilities at December 31, 1999, are as follows:

         Deferred tax assets

         Net operating loss carryforward                   $     6,096,142
         Accrued vacation                                           50,056
         Allowance for bad debts                                   117,378
         Intangibles                                                22,741
         Fixed assets                                               79,513
         Other                                                       2,464
                                                           ---------------
              Subtotal                                           6,368,294
         Valuation allowance                                   (6,368,294)
                                                           ---------------
              Subtotal                                                   -
                                                           ---------------

         Deferred tax liabilities

         Intangibles                                       $             -
         Fixed assets                                                    -
                                                           ---------------
              Subtotal                                                   -
                                                           ---------------
         Total                                             $             -
                                                           ===============

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                _____________


9.   Income Taxes (continue)

The provision for income taxes is at an effective rate different from the federal statutory rate due principally to the following:

                                                                          December 31,
                                                                   1999                  1998
                                                                   ----                  ----
     Loss before taxes                                        $  4,124,636          $  (9,023,945)
                                                              ============          =============
     Income taxes (benefit) on above amount at federal
        statutory rate                                          (1,402,400)            (3,068,100)
     State income taxes net of federal benefit                    (165,000)              (361,000)
     Increase in valuation allowance                             1,606,200              3,230,500
     Effect of change in estimates and non deductible
        items                                                      (38,800)               198,600
                                                              ------------          -------------

     Provision for income taxes                               $          -          $           -
                                                              ============          =============

We have recognized a valuation allowance to the full extent of our net deferred tax assets since the likelihood of realization of the benefit cannot be determined.

We have net operating loss carryforwards of approximately $16 million, which expire, if unused, in the year 2018. The tax benefits of approximately $2.3 million of net operating losses related to stock options will be credited to equity when the benefit is realized through utilization of the net operating loss carryover.

10.  Major Customers

Traditionally, our clients have spanned a wide range of enterprises in the private sector along with government agencies. Our revenue derived from a single commercial software company constituted 9% of our1999 revenue and 24% of the 1998 revenue. Our revenue derived from a single commercial technology company accounted for 6% of our 1999 revenue and 10% of the 1998 revenue.

11.  Retirement Plans

We adopted a Cash or Deferred Arrangement Agreement which satisfies the requirements of section 401(k) of the Internal Revenue Code, on January 1, 1988. This defined contribution retirement plan covers substantially all employees. Participants can elect to have up to 15% of their salary reduced and contributed to the plan. We are required to make a matching contribution of 25% of the first 6% of this salary reduction. We can also make additional contributions at our discretion. Amounts expensed under the plan for the years ended December 31, 1999 was $44,170 and for 1998 was $106,418.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                _____________

12.  Stock Options and Warrants

We have an incentive stock option plan, which became effective June 25, 1996. The plan provides for the granting of stock options to certain employees and directors. The maximum number of shares for which options may be granted under the plans is 2,575,000. Options expire no later than ten years from the date of grant or when employment ceases, whichever comes first, and vest over periods determined by the board of directors. The average vesting period for options granted in 1999 was one year. The exercise price of each option equals the quoted market price of our stock on the date of grant. The stock option plan is accounted for under Accounting Principles Board Opinion No. 25. No compensation has been recognized for the plan. Had compensation cost for the plans been determined based on the estimated fair value of the options at the grant date consistent with the method of Statement of Financial Accounting Standards No. 123, our net income and earnings would have been:

     ---------------------------------------------------------------------------------------
                                                         1999                   1998
                                                         ----                   ----
            Net loss           As reported          $  (4,124,636)         $ (9,023,945)
                                Pro forma           $  (4,175,800)         $ (9,251,100)
         Loss per share        As reported          $       (0.59)         $      (1.35)
                                Pro forma           $       (0.60)         $      (1.39)
     ---------------------------------------------------------------------------------------

The fair value of the options granted in 1999 and 1998 is estimated on the date of the grant using the Black-Scholes options-pricing model assuming the following:

                                               1999             1998
                                               ----             ----

     Dividend yield                            None             None
     Risk-free interest rate                   5.5%             5.5%
     Expected volatility                     102.8%           102.8%
     Expected term of options               3 years          3 years

The effects on 1999 and 1998 pro forma net income and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income for future years due to such things as the vesting period of the stock options and the potential for issuance of additional stock options in future years. The weighted average fair value per option granted in 1999 was $0.33 and in 1998, $3.74.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                _____________

12.  Stock Options and Warrants (continued)

The following table summarizes information about stock options outstanding at December 31, 1999:

                                      Options Outstanding                             Options Exercisable
                     ------------------------------------------------------ ----------------------------------------
                                                              Weighted
                                           Weighted           Average
                          Number            Average          Remaining                               Weighted
Range of Exercise           of             Exercise       Contractual Life  Number of Options    Average Exercised
Prices                   Options             Price                                                     Price
                     ----------------- ------------------ ----------------- ------------------- --------------------
Less than $1.00             1,303,450     $     0.43           7.1 years           1,153,450          $ 0.42
$1.00 and more                202,100     $     5.55           7.7 years             196,100          $ 5.68
                        -------------                                          -------------
      Total                 1,505,550     $     1.11           7.2 years           1,349,550          $ 1.19
                        =============                                          =============

Unexercisable options are as follows: 1,000 at $0.688 per share, 1,500 options at $0.444 per share, 2,000 options at $0.720 per share, 60,000 options at $0.590 per share, 11,500 options at $0.620 per share, 21,000 options at $0.500 per share, 9,000 options at $0.190 per share, 40,000 options at $0.160 per share, 4,000 options at $0.600 per share, 5,000 options at $1.31 per share, and 1,000 options at $1.25 per share. Transactions involving the plan were as follows:

                                                                        December 31,
                                                       1999                                     1998
                                                       ----                                     ----
                                                               Weighted                                Weighted
                                                               Average                                 Average
                                            Shares              Price              Shares               Price
                                        ----------------     --------------    ---------------     -----------------
     Outstanding, beginning of year         1,626,400          $    5.42           1,855,550           $     4.76
                Granted                       187,300               0.50             78,800                  5.87
               Exercised                      (44,500)              0.44           (183,400)                 1.29
               Canceled                      (263,650)             11.39           (124,550)                15.50
                                        -------------             ------          ---------            ----------

        Outstanding, end of year            1,505,550          $    1.11          1,626,400            $     5.42
                                        =============             ======          =========            ==========

On January 5, 1999, the Board of Directors authorized us to reprice 122,600 employee stock options at a price range of $9.333 to $14.50 per share, to $1.31 per share which was the fair market value of the common stock at the close on that date. On October 1, 1999, the Board of Directors authorized us to reprice 100,000 stock options to executive officers at a price range of $0.62 to $14.50 per share, to a price of $0.26 per share which was not less than the current closing price of our common stock as of October 1, 1999.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                _____________

12.  Stock Options and Warrants (continued)

The Board of Directors has also granted warrants to directors, employees and others. No warrants were issued to directors or employees in 1999 and 1998. In connection with our March 1997 private placement, we issued 97,827 warrants exercisable at $6.42 per share to an investment banking company. In connection with our December 1999 private placement, we issued 1,400,000 five-year warrants exercisable at $1.00 per share to individual investors. There were no warrants exercised in 1999 and 58,374 warrants were exercised in 1998. As of December 31, 1999, outstanding warrants are 1,535,339, of which 135,339 expire in 3 years and 1,400,000 expire in 5 years. The purchase price for shares issued upon exercise of these warrants range from $0.56 to $6.42 per share. These warrants are exercisable immediately.

13.  Computation Of Earnings (Loss) Per Share


                                                                  For the years ended December 31,
                                                                  -------------------------------
                                                                    1999                   1998
                                                                    ----                   ----
     Numerator for basic and diluted earnings
          (loss) per share - net loss                            $ (4,124,636)          $(9,023,945)

     Denominator for basic earnings per
          share - weighted average shares                           6,988,336             6,665,321

     Effect of dilutive securities:
          Stock options                                                     -                     -

     Dilutive potential common shares                                       -                     -

     Denominator for diluted earnings per
          Share - adjusted weighted average
          Shares and assumed conversions                            6,988,336             6,665,321

     Basic earnings (loss) per share                             $      (0.59)          $     (1.35)

     Diluted earnings (loss) per share                           $      (0.59)          $     (1.35)

Options and warrants to purchase shares of common stock were outstanding during 1999 and 1998 as described in Note 12 above, but were not included in the computation of diluted earnings per share as the effect would be antidilutive.

14.  Subsequent Events Private Placement Memorandum

In January 2000, we completed the second phase of our December 1999, private placement of stock which raised an additional $125,000 in exchange for 250,000 shares of common stock and 150,000 five-year warrants, exercisable at $1.00 per share. The shares and warrants were sold to individual investors. The funds will be utilized to finance our operations. These warrants are exercisable immediately.

              Information Analysis Incorporated and Subsidiaries
                          Consolidated Balance Sheets

                                                                               As of                   As of
                                                                           June 30, 2000          December 31, 1999
                                                                            (unaudited)               (audited)
                                                                            ----------                --------
ASSETS
Current assets:
     Cash and cash equivalents                                              $   96,025              $   133,468
     Accounts receivable, net                                                1,595,446                1,902,244
     Employee advance                                                                -                    6,230
     Prepaid expenses                                                          118,504                  129,995
     Other receivables                                                          95,165                   97,299
                                                                         -------------             ------------
          Total current assets                                               1,905,140                2,269,236

Fixed assets, net                                                              169,766                  279,787

Equipment under capital leases, net                                              9,135                   11,553

Capitalized software, net                                                      521,268                  463,653
Other receivables                                                               28,992                   28,992
Other assets                                                                    58,275                   58,275
                                                                         -------------             ------------
          Total assets                                                   $   2,692,576             $  3,111,496
                                                                         =============             ============

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                    $   1,278,476             $  1,491,179
     Accrued payroll and related liabilities                                   278,865                  276,871
     Other accrued liabilities                                                 133,094                  727,904
     Revolving line of credit                                                  732,791                  501,500
     Current maturities of capital lease obligations                             3,291                    6,936
                                                                         -------------             ------------
         Total current liabilities                                           2,426,517                3,004,390
                                                                                     -                       -
                                                                         -------------             -----------
Total liabilities                                                            2,426,517                3,004,390

Common stock, par value $0.01, 30,000,000 shares authorized;
     11,086,084 and 10,723,284 shares issued, 9,581,473 and
      9,218,673 outstanding at June 30,2000 and
      December 31, 1999, respectively                                          110,861                  107,233
Additional paid in capital                                                  13,916,902               13,763,904
Retained earnings                                                          (12,907,391)             (12,909,718)
Less treasury stock; 1,504,611 shares at cost                                 (854,313)                (854,313)
                                                                         -------------             ------------
         Total stockholders' equity                                            266,059                  107,106
                                                                         -------------             ------------
Total liabilities and stockholders' equity                               $   2,692,576             $  3,111,496
                                                                         =============             ============

See accompanying notes

              Information Analysis Incorporated and Subsidiaries
                     Consolidated Statements of Operations

                                                              Six months ended June 30,
(unaudited)                                                     2000             1999
                                                                ----             ----
Net sales:
      Professional services                               $   2,629,731    $   5,440,675
      Software sales                                            605,938          600,599
                                                           ------------    -------------
      Total sales                                             3,235,669        6,041,274

Cost of goods sold and services provided:

      Cost of professional services                           1,938,851        3,675,882
      Cost of software sales                                    288,160          736,956
                                                           ------------    -------------
      Total cost of goods sold and services provided          2,227,011        4,412,838
Gross margin                                                  1,008,658        1,628,436
Operating expenses:
      Selling, general and administrative                       999,626        2,240,553
      Research and development                                        -           72,935
                                                           ------------    -------------
      Total operating expenses                                  999,626        2,313,488
Operating income (loss)                                           9,032         (685,052)
Other (expense)                                                  (6,705)         (72,361)
                                                           ------------    -------------
Income (loss) before income taxes                                 2,327         (757,413)
Provision for income taxes                                           --               --
                                                           ------------    -------------
Net income (loss)                                          $      2,327    $    (757,413)
                                                           ============    =============
Earnings per common share:
      Basic                                                $       0.00    $       (0.11)
                                                           ============    =============
      Diluted                                              $       0.00    $       (0.11)
                                                           ============    =============

Weighted average common shares outstanding:
      Basic                                                   9,508,508        6,906,667
      Diluted                                                 9,808,201        6,906,667

              Information Analysis Incorporated and Subsidiaries
                     Consolidated Statement of Cash Flows

                                                                              For the Six Months Ended June 30,
                                                                              --------------------------------
(unaudited)                                                                      2000                   1999
Net income (loss)                                                           $     2,327            $  (757,413)
Adjustments to reconcile net loss to
 net cash provided by operating activities:
   Depreciation                                                                 106,655                158,310
   Amortization                                                                   5,783                 10,445
   Amortization of Capitalized Software                                          77,274                548,348
   Loss on sale of fixed assets                                                       -                 22,838
   Changes in operating assets and liabilities
     Accounts receivable                                                        306,798              1,131,338
     Other receivables and prepaid expenses                                      19,856                (21,718)
     Accounts payable and accrued expenses                                     (805,519)            (1,300,266)
                                                                            -----------            -----------
 Net cash used by operating activities                                      $  (286,826)           $  (208,118)
                                                                            -----------            -----------

 Cash flows from investing activities
   Increase in capitalized software                                            (134,889)                     -
   Proceeds from sale of fixed assets                                                 -                 46,845
                                                                            -----------            -----------
Net cash (used) provided in investing activities                               (134,889)                46,845
                                                                            -----------            -----------

 Cash flows from financing activities
   Net borrowing (payments) under bank revolving line of credit                 231,291                (14,600)
   Principal payments on capital leases                                          (3,645)                (4,373)
   Net Proceeds from private placement                                          125,000
   Proceeds from exercise of stock options and warrants                          31,626                 19,774
                                                                            -----------            -----------
 Net cash provided by financing activities                                      384,272                    801
                                                                            -----------            -----------

 Net decrease in cash and cash equivalents                                      (37,443)              (160,142)
 Cash and cash equivalents at beginning of the period                           133,468                176,399

 Cash and cash equivalents at end of the period                             $    96,025            $    15,927
                                                                            ===========            ===========
 Supplemental cash flow Information
   Interest paid                                                            $    25,208                $79,426

 See accompanying notes

                      INFORMATION ANALYSIS, INCORPORATED
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                             Basis of Presentation

The accompanying consolidated financial statements have been prepared by Information Analysis Incorporated according to the rules and regulations of the Securities and Exchange Commission. Financial information included in this prospectus is unaudited, however, management believe that all adjustments, which include normal recurring adjustments, considered necessary for a fair presentation have been made. Certain information and footnote disclosures normally included in annual financial statements prepared in keeping with generally accepted accounting principles have been omitted as permitted by those rules and regulations, but we believe that the disclosures made are adequate to make the information presented not misleading. For more complete financial information, these financial statements should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 1999. These are included in our annual report on Form 10-KSB. Results for interim periods are not necessarily indicative of the results for any other interim period or for the full fiscal year. Results for interim periods are not necessarily indicative of the results for any other interim period or for the full fiscal year.

Common Stock and Common Stock Options

In the second quarter of 2000, our Stockholders approved a vote to amend the articles of incorporation to increase our authorized shares of Common Stock to 30,000,000. Our Stockholders also approved a vote to increase the authorized shares in the present Stock Option Plan to 3,075,000 during the second quarter of 2000.

Commitments and Contingencies

In March 1997, we entered into an agreement with Computer Associates International, Inc., also know as CA. As part of the agreement, royalties are paid to CA based upon the UNCAST licensing fees we collect. In the second quarter, we settled our outstanding royalties obligation to CA for $232,485. We do not expect to incur any additional royalty expenses from our agreement with CA.

Net Income Per Share

Earnings per share are presented as outlined in Statement of Financial Accounting Standards No. 128, "Earnings Per Share." This statement requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The following is a reconciliation of the amounts used in calculating basic and diluted net income per common share.

                                                                                            Per Share
(dollars in thousand)                                 Income            Shares               Amount
                                                      ------            ------               ------
Basic net income per common share for the
    six months ended June 30, 2000:
Income available to common stockholders              $    2              9,508,508          $   0.0
Effect of dilutive stock options                                           299,693
Diluted net income per common share for
   the six months ended June 30, 2000:               $    2              9,808,201          $   0.0

Basic net income per common share for the
   six months ended June 30, 1999:
Income available to common stockholders              $ (757)             6,906,667          $ (0.11)
Effect of dilutive stock options
Diluted net income per common share for
   the six months ended June 30, 1999:               $ (757)             6,906,667          $ (0.11)

Basic net income per common share for the
   three months ended June 30, 2000:
Income available to common stockholders              $  (40)             9,581,473          $   0.0
Effect of dilutive stock options
Diluted net income per common share for
   the three months ended June 30, 2000:             $  (40)             9,581,473          $   0.0

Basic net income per common share for the
   six months ended June 30, 1999:
Income available to common stockholders              $ (827)             6,918,673          $ (0.12)
Effect of dilutive stock options
Diluted net income per common share for
   the six months ended June 30, 1999:               $ (827)             6,918,673          $ (0.12)
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                                      F-22